File No. 812-15838

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDED AND RESTATED APPLICATION FOR AN ORDER OF APPROVAL

PURSUANT TO SECTION 26(c) OF THE INVESTMENT COMPANY ACT OF 1940

AND AN ORDER OF EXEMPTION PURSUANT TO SECTION 17(b) OF THE ACT

FROM SECTION 17(a) THEREOF

MML BAY STATE LIFE INSURANCE COMPANY

MML BAY STATE VARIABLE LIFE SEPARATE ACCOUNT I

MML BAY STATE VARIABLE ANNUITY SEPARATE ACCOUNT 1

MML Series Investment Fund

MML Series Investment Fund II

1295 State Street

Springfield, Massachusetts 01111-0001

Notice and Order to:

James M. Rodolakis

Lead Counsel, Annuity Product & Operations

Massachusetts Mutual Life Insurance Company

1295 State Street

Springfield, Massachusetts 01111-0001

Communications and Copies of Notice and Order to:

Thomas E. Bisset, Esq.

Eversheds Sutherland (US) LLP 700

Sixth Street, NW, Suite 700

Washington, D.C. 20001-3980

Dated: November 14, 2025

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

In the Matter of:

MML Bay State Life Insurance Company

MML Bay State Variable Life Separate Account I

MML Bay State Variable Annuity Separate Account 1

MML Series Investment Fund

MML Series Investment Fund II

1295 State Street

Springfield, Massachusetts 01111-0001

File No. 812-15838

AMENDED AND RESTATED APPLICATION FOR AN ORDER OF APPROVAL

PURSUANT TO SECTION 26(c) OF THE INVESTMENT COMPANY ACT OF 1940

AND AN ORDER OF EXEMPTION PURSUANT TO SECTION 17(b) OF THE ACT

FROM SECTION 17(a) THEREOF

MML Bay State Life Insurance Company (“MML Bay State”), MML Bay State Variable Life Separate Account I, and MML Bay State Variable Annuity Separate Account 1 (collectively, the “Separate Accounts,” and together with MML Bay State, the “Section 26 Applicants”) request pursuant to this application (this “Amended and Restated Application”) that the Securities and Exchange Commission (“Commission”) issue an order pursuant to Section 26(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), approving the substitution of shares of five investment portfolios (each, an “Existing Portfolio,” and collectively, the “Existing Portfolios”) of multiple registered investment companies with shares of five investment portfolios (each, a “Replacement Portfolio,” and collectively, the “Replacement Portfolios”) of MML Series Investment Fund1 and MML Series Investment Fund II,2 respectively (each, a “Trust,” and collectively, the “Trusts”), under certain variable life insurance policies and variable annuity contracts (each individually a “Contract” and, collectively, the “Contracts”) funded through the Separate Accounts.3 The Existing Portfolios and Replacement Portfolios, or any combination thereof, are referred to herein as the “Portfolios.” The proposed substitutions are each referred to herein as a “Substitution” and collectively referred to as the “Substitutions.”4

MML Investment Advisers, LLC (“MML Advisers”), an affiliate of the Section 26 Applicants, serves as the investment adviser of each Replacement Portfolio. MML Advisers and the Trusts have engaged Invesco Advisers, Inc.5 and T. Rowe Price Associates, Inc.,6 respectively, as sub-advisers to manage the assets of the Replacement Portfolios on a day-to-day basis.

The Section 26 Applicants and the Trusts (collectively, the “Section 17 Applicants”) also request an order from the Commission pursuant to Section 17(b) of the 1940 Act exempting them from Section 17(a) of the 1940 Act to the extent necessary to permit them to carry out the Substitutions by redeeming securities issued by the Existing Portfolios wholly or partly in-kind and using the portfolio securities received from the Existing Portfolios to purchase securities issued by the corresponding Replacement Portfolios. All applicants to this Amended and Restated Application may also be collectively referred to herein as the “Applicants.”

I.	DESCRIPTION OF MML BAY STATE, THE SEPARATE ACCOUNTS AND THE CONTRACTS

A.	MML Bay State

MML Bay State, on its own behalf and on behalf of the Separate Accounts, proposes to exercise its contractual right to substitute underlying funds currently available under the Contracts for different underlying funds. MML Bay State is a stock life

1 File Nos. 002-39334; 811-02224

2 File Nos. 333-122804; 811-21714

3 See Sections I.B. and I.C., infra, for a description of the Separate Accounts and the Contracts, respectively.

4 See Sections IV.A., infra, for Table IV.A. listing the Existing Portfolios and corresponding Replacement Portfolios.

5 Invesco Advisers, Inc. is a subsidiary of Invesco Ltd. MML Bay State’s indirect parent company, Massachusetts Mutual Life Insurance Company (“MassMutual”), holds approximately 18% ownership interest in Invesco Ltd.

6 Other than in its role as sub-adviser for one of the Replacement Portfolios, T. Rowe Price Associates, Inc. is unaffiliated with MML Advisers, the Trusts, and the Section 26 Applicants.

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insurance company originally incorporated in the State of Missouri on April 1, 1935 as Western Life Insurance Company. On March 29, 1982, Western Life Insurance Company was renamed MML Bay State; and on June 30, 1997, MML Bay State was redomesticated under the laws of Connecticut. MML Bay State provides life insurance and annuities to individuals and group life insurance to institutions and is licensed to conduct insurance business in forty-nine states (excluding New York) and the District of Columbia. MML Bay State had total admitted assets (on a statutory basis) of approximately $5.26 billion as of December 31, 2024. For purposes of the 1940 Act, MML Bay State is the “depositor” and “sponsor” of the Separate Accounts, as those terms have been interpreted by the Commission with respect to variable insurance separate accounts.

MML Bay State is a wholly owned stock life insurance subsidiary of C.M. Life Insurance Company (“C.M. Life”) and an indirect subsidiary of MassMutual. MassMutual is organized as a mutual life insurance company in the Commonwealth of Massachusetts. As of December 31, 2024, MassMutual had total admitted assets (on a statutory basis) of approximately $345.19 billion. MML Bay State is the issuer of the Contracts. C.M. Life and MassMutual do not issue the Contracts.

B.	The Separate Accounts

Each Separate Account meets the definition of “separate account,” as defined in Section 2(a)(37) of the 1940 Act and Rule 0-1(e) thereunder. The Separate Accounts are registered with the Commission under the 1940 Act as unit investment trusts. The table below lists the 1940 Act file number of each Separate Account:

TABLE I.B.

Separate Account	1940 Act File No.
MML Bay State Variable Life Separate Account I	811-03542
MML Bay State Variable Annuity Separate Account 1	811-08450

The assets of the Separate Accounts support the Contracts and interests in the Separate Accounts offered through such Contracts. MML Bay State is the legal owner of the assets in the Separate Accounts. The assets of the Separate Accounts may not be chargeable with liabilities arising out of any other business of MML Bay State.

The Separate Accounts are segmented into subaccounts, and each subaccount invests in an underlying registered open-end management investment company or series thereof, such as each of the Existing Portfolios. Each subaccount’s income, gains, and losses, whether or not realized, are credited to or charged against the amounts allocated to that subaccount in accordance with the terms of the Contracts without regard to other income, gains, or losses of the remaining subaccounts or of MML Bay State.

C.	The Contracts

The Contracts are individual flexible premium variable life insurance policies and individual flexible purchase payment variable annuity contracts. The variable life insurance Contracts provide for the accumulation of Contract values on a variable basis, fixed basis, or both throughout the insured’s life. The variable annuity Contracts provide for the accumulation of Contract values on a variable basis, fixed basis, or both during the accumulation period, and provide settlement or annuity payment options on a variable or fixed basis. The Contracts also provide for the payment of death benefits.

By the terms of the Contracts and subject to certain restrictions (and as set forth in the prospectuses for the Contracts), Contract owners (each, a “Contract owner,” and collectively, “Contract owners”) may allocate some or all of their Contract values to the subaccounts that are available as investment options under their respective Contracts, as well as any available fixed interest rate options. A variable life insurance Contract owner may transfer Contract value among any available subaccounts throughout the insured’s life. A variable annuity Contract owner may transfer Contract value among any available subaccounts during the accumulation period, as well as during the annuitization period if the Contract owner elected a variable annuity payout option. Contract owners may transfer Contract value among the subaccounts by submitting a transfer request to MML Bay State.

As disclosed in the Contracts’ prospectuses, MML Bay State imposes or reserves the right to impose certain limitations on transfers among subaccounts. MML Bay State reserves the right under the variable annuity Contracts to charge a $20 transfer fee for each transfer in excess of four transfers in a contract year during the accumulation period. Currently, MML Bay State does not impose this transfer fee unless a Contract owner makes more than 14 transfers in a contract year.7 If the Contract owner elected a variable annuity payout option, MML Bay State limits transfers among the subaccounts to once every three months during the annuitization period. MML Bay State does not impose any transfer fees or limit the number and frequency of transfers among the subaccounts under the variable life insurance Contracts. In addition, MML Bay State has adopted market timing policies and procedures under the Contracts that may operate to limit transfers. To the extent a Contract owner utilizes an automatic transfer program (e.g., dollar cost averaging or asset reallocation programs), the operation and limits of the automatic transfer program are disclosed in the applicable

7 MML Bay State does not anticipate changing its practice of waiving the transfer fee for the first 14 transfers in a contract year for the foreseeable future. If MML Bay State ceases waiving these transfer fees in the future, MML Bay State will forward a prospectus supplement to variable annuity Contract owners that discloses the waiver is no longer available.

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Contract’s prospectus.

Each Contract is registered under the Securities Act of 1933, as amended (the “1933 Act”) on Form N-4 or Form N-6. Each Contract has particular fees, charges, and investment options, as described in the Contracts’ respective prospectuses. As set forth in the Contracts, as well as the prospectuses for the Contracts, each Contract provides that MML Bay State reserves the right to substitute shares of the funds in which the Separate Accounts invest for shares of any funds already held or to be held in the future by the Separate Accounts.8

The table below lists the Contracts for which one or more underlying investment options will be substituted by the proposed Substitutions. In addition, the table below also indicates whether a Contract’s registration statement is updated annually with the SEC (a “Discontinued Contract”) or no longer updated (an “Eligible Contract”).9 None of the Contracts are sold to new purchasers.

TABLE I.C.

Separate Account (1940 Act File No.)	1933 Act File No.	Contract Name	Contract ID No.	Status
MML Bay State Variable Life Separate Account I (811-03542)	033-19605	Variable Life Plus	C000030141	Discontinued Contract
MML Bay State Variable Life Separate Account I (811-03542)	033-82060	Variable Life Select	C000030140	Discontinued Contract
MML Bay State Variable Annuity Separate Account 1 (811-08450)	033-76920	LifeTrust Variable Annuity	C000021292	Eligible Contract

II.	THE EXISTING PORTFOLIOS

The Section 26 Applicants are seeking an order pursuant to Section 26(c) of the 1940 Act approving the substitution of shares of the Existing Portfolios held by the Separate Accounts with the corresponding shares of the Replacement Portfolios. Provided below is information regarding the Existing Portfolios that will be replaced by the proposed Substitutions. All shares of the Existing Portfolios utilized as investment allocation options under the Contracts will be replaced through the proposed Substitutions. Each Existing Portfolio operates on a calendar year basis.

TABLE II

Existing Portfolio	Share Class Owned by the Separate Accounts	Investment Adviser
AIM Variable Insurance Funds (Invesco Variable Insurance Funds) (File Nos. 811-07452; 033-57340)

8 The policy form for each Contract contains the following, or a substantially similar, provision:

“We have the right to establish additional divisions of the Separate Account from time to time. Amounts credited to any additional divisions established would be invested in shares of other Funds. For any division, we have the right to substitute new Funds.”

The prospectus for each variable life insurance Contract contains the following disclosure:

“We have the right to change the Funds offered through the policy, but only as permitted by law . . . Examples of possible changes include: adding new Funds or Fund classes, removing existing Funds or Fund classes, closing existing Funds or Fund classes, or substituting a Fund with a different Fund. New or substitute Funds may have different fees and expenses. We will not add, remove, close, or substitute any shares attributable to your interest in a Separate Account Division without notice to you and prior approval of the SEC, to the extent required by applicable law.”

The prospectus for the variable annuity Contract contains the following disclosure:

“We reserve the right to:

•	Substitute another fund for one of the funds you have selected.
•	Add separate account divisions.
•	Eliminate the availability of a separate account division to receive future purchase payments.

If we exercise any of these rights, we will obtain prior approval from the Securities and Exchange Commission when necessary. We will also give you notice of our intent to exercise any of these rights.”

9 The registration statement for an Eligible Contract is effective but is no longer updated in reliance on the SEC’s enforcement position related to discontinued variable contracts, which provides conditional grandfather treatment for contracts that were being administered in accordance with the Great-West Life & Annuity Ins. Co. SEC Staff no-action letter (pub. avail. Oct. 23, 1990) and the related line of SEC Staff no-action letters. See Updated Disclosure Requirements and Summary Prospectuses for Variable Annuity and Variable Life Insurance Contracts, Investment Company Act Release No. 33814 (Mar. 11, 2020) (85 FR 25964) (https://www.sec.gov/rules/final/2020/33-10765.pdf).

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Existing Portfolio	Share Class Owned by the Separate Accounts	Investment Adviser
Invesco V.I. Discovery Large Cap Fund	Series I	Invesco Advisers, Inc.
Invesco V.I. Discovery Mid Cap Growth Fund	Series I	Invesco Advisers, Inc.
Invesco V.I. Global Fund	Series I	Invesco Advisers, Inc.
Invesco V.I. Main Street Fund	Series I	Invesco Advisers, Inc.
T. Rowe Price International Series, Inc. (File Nos. 811-07145; 033-52171)
T. Rowe Price Mid-Cap Growth Portfolio	—	T. Rowe Price Associates, Inc.

III.	THE TRUSTS AND THE REPLACEMENT PORTFOLIOS

MML Series Investment Fund is a Massachusetts business trust that was organized on December 19, 1984. The Trust is registered with the Commission as an open-end management investment company under the 1940 Act (File No. 811-02224) and its shares are registered under the 1933 Act (File No. 002-39334). The Trust is a series investment company, and the following Replacement Portfolios are series of the Trust: (i) MML Global Fund, (ii) MML Fundamental Equity Fund, and (iii) MML Mid Cap Growth Fund.

MML Series Investment Fund II is a Massachusetts business trust that was organized on February 8, 2005. The Trust is registered with the Commission as an open-end management investment company under the 1940 Act (File No. 811-21714) and its shares are registered under the 1933 Act (File No. 333-122804). The Trust is a series investment company, and the following Replacement Portfolios are series of the Trust: (i) MML Invesco Discovery Large Cap Fund and (ii) MML Invesco Discovery Mid Cap Fund.

MML Advisers, a Delaware limited liability company and an investment adviser registered under the Investment Advisers Act of 1940 (the “Advisers Act”), serves as investment adviser for each of the Replacement Portfolios pursuant to investment management agreements between the Trusts, on behalf of each Replacement Portfolio, and MML Advisers. Subject to the oversight of each Trust’s board of trustees, MML Advisers is responsible for providing all investment advisory and portfolio management services for the Replacement Portfolios.

Each of the Replacement Portfolios is separately managed on a day-to-day basis by a sub-adviser that is registered as an investment adviser under the Advisers Act. The sub-adviser of each Replacement Portfolio is set forth in Section IV.C. of this Amended and Restated Application. MML Advisers has the responsibility, subject to oversight by each Trust’s board of trustees, for the selection and oversight of the Replacement Portfolios’ sub-advisers, including recommending for the board of trustees’ consideration the engagement or termination of any sub-adviser. As part of its ongoing oversight, MML Advisers is responsible for monitoring each sub-adviser’s performance and adherence to the applicable Replacement Portfolio’s investment objective(s), strategies, policies, and restrictions, as well as matters related the sub-adviser’s compliance and operations.

Each Replacement Portfolio operates on a calendar year basis. Except for MML Global Fund, which has three classes of shares (Class I, Class II, and Service Class I), each Replacement Portfolio has two classes of shares: Class II and Service Class I (Initial Class and Service Class, respectively, for MML Mid Cap Growth Fund). The Class I, Class II, and Initial Class shares, as applicable, will be offered at net asset value without an initial sales charge or a contingent deferred sales charge and will not be subject to an asset-based fee assessed pursuant to a plan under Rule 12b-1 under the 1940 Act (“12b-1 Fee”). The Service Class and Service Class I shares, as applicable, will be offered at net asset value without an initial sales charge or a contingent deferred sales charge and will be subject to a 12b-1 Fee. However, only Class II shares for each of the Replacement Portfolios (Initial Class for MML Mid Cap Growth Fund) are involved in the proposed Substitutions.

IV.	THE PROPOSED SUBSTITUTIONS

A.	The Proposed Substitutions

MML Bay State, on its own behalf and on behalf of the Separate Accounts, proposes to exercise its contractual right to substitute underlying funds currently available under the Contracts for different underlying funds. The share classes of the Existing Portfolios subject to the proposed Substitutions, as listed in the table below, are the only share classes of the Existing Portfolios available to Contract owners under the Contracts. The Section 26 Applicants propose to substitute shares of each of the Existing Portfolios that are held in subaccounts of their respective Separate Accounts for shares of the corresponding Replacement Portfolios identified below.

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TABLE IV.A.

Sub. No.	Existing Portfolio (Share Class)	Replacement Portfolio
1	Invesco V.I. Discovery Large Cap Fund (Series I)	MML Invesco Discovery Large Cap Fund (Class II)
2	Invesco V.I. Discovery Mid Cap Growth Fund (Series I)	MML Invesco Discovery Mid Cap Fund (Class II)
3	Invesco V.I. Global Fund (Series I)	MML Global Fund (Class II)
4	Invesco V.I. Main Street Fund (Series I)	MML Fundamental Equity Fund (Class II)
5	T. Rowe Price Mid-Cap Growth Portfolio	MML Mid Cap Growth Fund (Initial Class)

B.	Reasons and Support for the Proposed Substitutions

The Substitutions proposed herein are part of a strategic business goal of MML Bay State to improve the administrative efficiency and cost-effectiveness of the Contracts while preserving the essential investment expectations of Contract owners. The Section 26 Applicants believe the proposed Substitutions will help accomplish these goals for the following reasons:

1.	Preservation of Contract Owners’ Essential Investment Expectations

MML Bay State carefully reviewed each proposed Substitution with the goal of preserving Contract owners’ essential investment expectations. To that end, the Section 26 Applicants submit that each proposed Substitution involves substituting an Existing Portfolio for a Replacement Portfolio with substantially similar investment objectives, principal investment strategies, and principal risks. Moreover, because the investment adviser of each Existing Portfolio will serve as the sub-adviser of the corresponding Replacement Portfolio, there will be continuity with respect to the day-to-day management of the Replacement Portfolios.

MML Advisers, an affiliate of MML Bay State, serves as the investment adviser of each Replacement Portfolio. MML Advisers has managed client assets since 2014. As of December 31, 2024, MML Advisers had assets under management of approximately $41.0 billion. The assets of the Replacement Portfolios are managed on a day-to-day basis by one of the following sub-advisers: Invesco Advisers, Inc. or T. Rowe Price Associates, Inc.

In addition, Contract owners will continue to have access to investment options with attractive expense ratios. The total annual operating expenses of each Replacement Portfolio compares favorably to the total annual operating expenses of the corresponding Existing Portfolio. Further, as a condition of this Amended and Restated Application, MML Advisers, as the investment adviser of each Replacement Portfolio, will enter into a written contract with the Replacement Portfolio whereby the net annual operating expenses of the Replacement Portfolio will not exceed, on an annualized basis, the net annual operating expenses of any corresponding Existing Portfolio for the last fiscal year preceding the date of the proposed Substitution (the “Expense Cap”). The Expense Cap for each proposed Substitution will remain in place for a period of two years following the effective date of each proposed Substitution (the “Substitution Date”). MML Advisers or an affiliate thereof (other than the Trusts) will reimburse expenses to the extent necessary under each Expense Cap monthly.

2.	Improved Portfolio Manager Selection

The proposed Substitutions will replace the Existing Portfolios with Replacement Portfolios for which MML Advisers, an affiliate of the Section 26 Applicants, acts as investment adviser. MML Advisers operates as a “Manager of Managers,” responsible for selecting and monitoring the sub-advisers of the Replacement Portfolios. The sub-advisers, in turn, are responsible for investment-related decisions for the Replacement Portfolios. The current investment advisers for the Existing Portfolios also serve as the sub-advisers for the corresponding Replacement Portfolios and the principal investment objectives, strategies and risks of the Replacement Portfolios mirror those of the Existing Portfolios. The Section 26 Applicants expect that the applicable sub-adviser will manage the Replacement Portfolio the same way it manages the Existing Portfolio.

The Section 26 Applicants submit that this structure will increase the level of portfolio management responsiveness and flexibility for the Replacement Portfolios compared to the Existing Portfolios while preserving Contract owners’ access to investment strategies used by the current portfolio managers. If the investment strategy, management team, or performance of the investment adviser for an Existing Portfolio fails to meet Contract owner expectations, Contract owners have limited recourse and may have to choose an alternative investment option, which may not have a similar investment profile to the Existing Portfolio they had originally selected. MML Advisers will be able to act quickly and efficiently to protect the interests of the Contract owners if the investment strategy, management team, or performance of the sub-adviser for a Replacement Portfolio no longer meets expectations by replacing the sub-adviser.

3.	No Expense to Contract Owners

The proposed Substitutions are designed to provide Contract owners with an opportunity to continue their investment in a

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substantially similar investment option without interruption and without any cost to them. As such, MML Bay State or an affiliate thereof (other than the Trusts) will pay all expenses and transaction costs of the proposed Substitutions, including legal and accounting expenses, any applicable brokerage expenses and other fees and expenses. No fees or charges will be assessed to the affected Contract owners to implement the proposed Substitutions. The Substitutions will in no way alter the tax treatment of affected Contract owners in connection with their Contracts, and no tax liability will arise for Contract owners as a result of the Substitutions. The proposed Substitutions will not cause the Contract fees and charges currently being paid by existing Contract owners to be greater after the Substitutions than before the Substitutions.

4.	Greater Efficiencies in Administering the Contracts

The proposed Substitutions may increase efficiencies with respect to MML Bay State’s administration of the Contracts. Reducing the number of non-affiliated asset managers of investment options available through the Contracts will simplify the administration of the Contracts with regard to communications with asset managers and Contract owners, as well as simplify the preparation of various reports and disclosure documents.

For these reasons and the reasons discussed below, the Section 26 Applicants believe that substituting the Existing Portfolios for each of the corresponding Replacement Portfolios is appropriate and in the best interests of the Contract owners.

C.	Comparisons of the Portfolios

For each Substitution, this section compares the Existing Portfolio’s and the Replacement Portfolio’s:

1.	Investment advisers and sub-adviser(s), investment objectives, principal investment strategies, and principal risks;[10]

2.	Assets, fees, and expenses; and

3.	Performance histories.

Each comparison of the Portfolios’ investment advisers and sub-advisers, investment objectives, principal investment strategies, and principal risks is accompanied by a brief explanation of why the Section 26 Applicants believe that, despite any differences between them, the Existing Portfolio and the Replacement Portfolio are substantially similar and that the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.

Each comparison of the Portfolios’ fees and expenses compares the Existing Portfolio’s and Replacement Portfolio’s most current fee and expense table included in the Portfolios’ most recent summary prospectus as of the date of this Amended and Restated Application. The fee and expense tables for the Replacement Portfolios in this section do not reflect the operation of any Expense Cap under this Amended and Restated Application. To the extent that an Expense Cap caps a Replacement Portfolio’s net annual operating expenses at a lower percentage of net assets than any other contractual expense limitation agreement between MML Advisers and the applicable Trust, such other contractual expense limitation agreement will have no practical impact on the Replacement Portfolio’s net annual operating expenses due to the operation of the Expense Cap. In addition to the principal investment strategies and the principal risks presented for each Existing Portfolio and Replacement Portfolio, a Portfolio may employ other investment practices and may be subject to other risks. The fact that a particular risk is not listed as a principal investment risk does not mean that the Portfolio is prohibited from investing its assets in securities or investments that give rise to that risk.

The comparison of performance histories for each Substitution contains the average annual total returns for each Portfolio for the time periods indicated as of December 31, 2024, if available.11

Lastly, each comparison also contains a table listing the Contracts affected by the proposed Substitution. Table I.C., included in Section I.C. of this Amended and Restated Application, lists all Contracts affected by the proposed Substitutions.

10 The information included in this section of the Amended and Restated Application under the headings “Investment Objective” and “Principal Investment Strategies” in the subsections titled “Investment Advisers, Investment Objectives, Principal Investment Strategies, Principal Risks” replicate the disclosure included in the applicable Portfolio’s most recent summary prospectus, dated April 30, 2025 (for the Existing Portfolios of Substitution Nos. 1 – 4), May 1, 2025 (for the Existing Portfolio of Substitution No. 5), and April 25, 2025 (for the Replacement Portfolios), respectively. Any definitions or defined terms used under any such heading are not generally applicable to the Amended and Restated Application. Sub-headings from the applicable Portfolio’s most recent summary prospectus are utilized in this Amended and Restated Application to identify a Portfolio’s principal investment risks.

11 Certain of the Replacement Portfolios have no operating histories, and accordingly performance information is not available for those Replacement Portfolios.

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Substitution No. 1. Invesco V.I. Discovery Large Cap Fund (Series I) replaced by MML Invesco Discovery Large Cap Fund (Class II)

Investment Advisers, Investment Objectives, Principal Investment Strategies, Principal Risks

Existing Portfolio	Replacement Portfolio
Invesco V.I. Discovery Large Cap Fund (Series I)	MML Invesco Discovery Large Cap Fund (Class II)
Investment Adviser	Investment Adviser
Invesco Advisers, Inc.	MML Investment Advisers, LLC
Sub-Adviser(s)	Sub-Adviser(s)
N/A	Invesco Advisers, Inc.
Investment Objective	Investment Objective
The Fund’s investment objective is to seek capital appreciation.	This Fund seeks capital appreciation.
Principal Investment Strategies	Principal Investment Strategies

The Fund mainly invests in common stocks of “growth companies.” Growth companies are companies that the portfolio managers expect to have above-average growth rates. Under normal circumstances, the Fund invests at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities of “large-cap” issuers, and in derivatives and other instruments that have economic characteristics similar to such securities.

The Fund considers a company to be a large-capitalization issuer if it has a market capitalization within the range of the market capitalizations of the issuers included in the Russell 1000 Growth Index during the most recent 11-month period (based on month-end data) plus the most recent data during the current month. This range is subject to change at any time due to market activity or changes in the composition of that index. A company’s “market capitalization” is the value of its outstanding stock.

The Fund invests primarily in U.S. companies but may also purchase securities of issuers in any country, including developed countries and emerging markets. The Fund has no limits on the amount of its assets that can be invested in foreign securities.

In selecting investments for the Fund, the portfolio managers look for companies with high growth potential using a “bottom-up” stock selection process. The “bottom-up” approach focuses on fundamental analysis of individual issuers before considering the impact of overall economic, market or industry trends. This approach includes analysis of a company’s financial statements and management structure and consideration of the company’s operations, product development, and its industry position. The portfolio managers currently focus on what they believe to be high-growth companies that are characterized by industry leadership, market share growth, high caliber management teams, sustainable competitive advantages, and strong growth themes or new innovative products or services. The portfolio managers monitor individual issuers for changes in the factors above, which may trigger a decision to sell a security, but does not require a decision to do so. The factors considered by the portfolio managers may vary in particular cases and may change over time.

The Fund is non-diversified, which means it can invest a greater percentage of its assets in a small group of issuers or any one issuer than a diversified fund can.

The Fund mainly invests in common stocks of “growth companies.” Growth companies are companies that the Fund’s subadviser, Invesco Advisers, Inc. (“Invesco Advisers”), expects to have above-average growth rates. Under normal circumstances, the Fund invests directly or indirectly at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in equity securities of large-cap companies. Equity securities may include common stocks, preferred stocks, securities convertible into common or preferred stock, rights, and warrants. Invesco Advisers currently defines “large-cap” companies as those that have a market capitalization, at the time of purchase, within the range of market capitalizations of the issuers included in the Russell 1000® Growth Index during the most recent 11-month period (based on month-end data) plus the most recent data during the current month (as of February 28, 2025, between $555.98 million and $2.89 trillion). This range is subject to change at any time due to market activity or changes in the composition of that index.

The Fund invests primarily in U.S. companies but may also purchase securities of issuers in any country, including developed countries and emerging markets (i.e., those that are generally in the early stages of their industrial cycle). The Fund has no limits on the amount of its assets that can be invested in foreign securities. Foreign securities are those of issuers that are organized under the laws of a foreign country or that have a substantial portion of their operations or assets in a foreign country or countries, or that derive a substantial portion of their revenue or profits from businesses, investments or sales outside of the United States, or whose “country of risk” is a foreign country as determined by a third party service provider. The Fund may at times have significant exposure to one or more industries or sectors. The Fund may hold a portion of its assets in cash or cash equivalents. The Fund is non-diversified, which means that it may hold larger positions in a smaller number of issuers than a diversified fund.

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In selecting investments for the Fund, Invesco Advisers looks for companies with high growth potential using a “bottom-up” stock selection process. The “bottom-up” approach focuses on fundamental analysis of individual issuers before considering the impact of overall economic, market, or industry trends. This approach includes analysis of a company’s financial statements and management structure and consideration of the company’s operations, product development, and its industry position. Invesco Advisers currently focuses on what it believes to be high-growth companies that are characterized by industry leadership, market share growth, high caliber management teams, sustainable competitive advantages, and strong growth themes or new innovative products or services. As reflected in the Fund’s name, Invesco Advisers’ “Discovery” team of portfolio managers seeks to discover such companies early. Invesco Advisers monitors individual issuers for changes in the factors above, which may trigger Invesco Advisers’ decision to sell a security but does not require its decision to do so. The factors considered by Invesco Advisers may vary in particular cases and may change over time.

Principal Risks	Principal Risks

• Market Risk

• Investing in Stocks Risk

• Growth Investing Risk

• Small- and Mid-Capitalization Companies Risk

• Sector Focus Risk

• Foreign Securities Risk

• Emerging Market Securities Risk

• Non-Diversification Risk

• Management Risk

• Equity Securities Risk

• Foreign Investment Risk; Emerging Markets Risk; Currency Risk

• Growth Company Risk

• Large Company Risk

• Small and Mid-Cap Company Risk

• Cash Position Risk

• Convertible Securities Risk

• Liquidity Risk

• Management and Operational Risk

• Market Risk

• Non-Diversification Risk

• Preferred Stock Risk

• Sector Risk

• Valuation Risk

The Section 26 Applicants believe that the Portfolios involved in this proposed Substitution have substantially identical investment objectives, principal investment strategies, and principal investment risks. The investment objective of each Portfolio is to seek capital appreciation. Each Portfolio seeks to achieve its investment objective by investing mainly in common stocks of growth companies. Like the Replacement Portfolio, the Existing Portfolio focuses on growth-oriented investments in large-capitalization companies, and Morningstar currently categorizes each Portfolio as a large-cap growth domestic stock fund. Both Portfolios utilize fundamental investment processes to make investments. In addition, each Portfolio focuses on investments in U.S. companies and may also invest in foreign companies. The Section 26 Applicants note that the Replacement Portfolio’s investment objective and principal investment strategies were established to mirror those of the Existing Portfolio.

As of the date of this Amended and Restated Application, the Replacement Portfolio has not yet begun operations. However, the Section 26 Applicants note that the Replacement Portfolio was established to replicate the Existing Portfolio and is expected to invest its assets in a manner that is substantially identical to the Existing Portfolio, notwithstanding any differences in the Portfolios’ stated principal investment risks. For example, while only the Replacement Portfolio lists large company risk as a principal investment risk, the Existing Portfolio also focuses on large capitalization stocks: as of October 31, 2025, 99.59% of the Existing Portfolio’s assets were invested in stocks, with 86.18% of those assets invested in companies Morningstar classifies as “large,” and therefore the Existing Portfolio is also subject to large company risk. When the Replacement Portfolio commences operations, the Portfolios are expected primarily invest in the same asset class, target companies with similar market capitalizations and have similar geographic focuses.

Based upon the Section 26 Applicants’ analysis of the proposed Substitution, the Section 26 Applicants believe that the Portfolios have substantially identical investment profiles. Notwithstanding any differences in their stated principal investment risks, the Section 26 Applicants expect the Portfolios to have substantially identical risk and return characteristics. Moreover, the Section 26 Applicants believe that Invesco Advisers, Inc. serving as the investment adviser for the Existing Portfolio and investment sub-adviser for the Replacement Portfolio ensures that the Portfolios will invest in a substantially identical manner. Accordingly, the Section 26 Applicants believe that the Existing Portfolio and the Replacement Portfolio are substantially identical and therefore the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.

8

Assets, Fees, and Expenses of the Portfolios

The total net assets of all classes of the Existing Portfolio as of October 31, 2025 were approximately $862.00 million. The proposed Substitution will involve approximately $125.40 million of the net assets of the Existing Portfolio’s Series I shares and of the Existing Portfolio’s total net assets.

	Existing Portfolio	Replacement Portfolio
	Invesco V.I. Discovery Large Cap Fund (Series I)	MML Invesco Discovery Large Cap Fund (Class II)
Management Fees	0.69%	0.55%
Distribution and/or Service (12b-1) Fees	None	None
Other Expenses	0.18%	0.19%*
Total Annual Operating Expenses	0.87%	0.74%*
Fee Waiver and/or Expense Reimbursement	0.07%	N/A
Net Annual Operating Expenses	0.80%	0.74%*

*       Other expenses are based on estimated amounts for the current fiscal year of the Replacement Portfolio.

Performance History (as of December 31, 2024)
	1 Year	5 Years	10 Years
Existing Portfolio – Invesco V.I. Discovery Large Cap Fund
Series I	34.16%	16.05%	13.25%
Replacement Portfolio – MML Invesco Discovery Large Cap Fund
Class II**	—	—	—

**       As of the date of this Amended and Restated Application, the Replacement Portfolio has not yet begun operations, and therefore does not yet have a performance history.

Contracts Affected
Contract ID Nos. of Contracts Affected
Invesco V.I. Discovery Large Cap Fund (Series I) replaced by MML Invesco Discovery Large Cap Fund (Class II)
MML Bay State Variable Life Separate Account I (811-03542)	C000030140
MML Bay State Variable Annuity Separate Account 1 (811-08450)	C000021292

Substitution No. 2.	Invesco V.I. Discovery Mid Cap Growth Fund (Series I) replaced by MML Invesco Discovery Mid Cap Fund (Class II)

Investment Advisers, Investment Objectives, Principal Investment Strategies, Principal Risks

Existing Portfolio	Replacement Portfolio
Invesco V.I. Discovery Mid Cap Growth Fund (Series I)	MML Invesco Discovery Mid Cap Fund (Class II)
Investment Adviser	Investment Adviser
Invesco Advisers, Inc.	MML Investment Advisers, LLC
Sub-Adviser(s)	Sub-Adviser(s)
N/A	Invesco Advisers, Inc.
Investment Objective	Investment Objective
The Fund’s investment objective is to seek capital appreciation.	This Fund seeks capital appreciation.
Principal Investment Strategies	Principal Investment Strategies

The Fund mainly invests in common stocks of U.S. companies that the portfolio managers expect to have above-average growth rates. The Fund seeks to invest in newer companies or in more established companies that are in the early growth phase of their business cycle, which is typically marked by above-average growth rates. Under

The Fund mainly invests in common stocks of U.S. companies that the Fund’s subadviser, Invesco Advisers, Inc. (“Invesco Advisers”), expects to have above-average growth rates. The Fund seeks to invest in newer companies or in more established companies that are in the early growth phase of

9

normal circumstances, the Fund will invest at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities of “mid-cap” issuers, and in derivatives and other instruments that have economic characteristics similar to such securities. The Fund considers an issuer to be a mid-capitalization issuer if it has a market capitalization within the range of the market capitalizations of the issuers included in the Russell Midcap® Growth Index during the most recent 11-month period (based on month-end data) plus the most recent data during the current month. This range is subject to change at any time due to market activity or changes in the composition of that index. The range of the Russell Midcap Growth Index is reconstituted annually to preserve its capitalization characteristics. The Fund may invest up to 20% of its net assets in companies in other market capitalization ranges. An issuer’s “market capitalization” is the value of its outstanding stock.

The Fund invests primarily in U.S. companies but may also purchase securities of issuers in any country, including developed countries and emerging markets. The Fund has no limits on the amount of its assets that can be invested in foreign securities, but currently does not intend to invest substantially in such securities.

In selecting investments for the Fund, the portfolio managers look for companies with high growth potential using a “bottom-up” stock selection process. The “bottom-up” approach focuses on fundamental analysis of individual issuers before considering the impact of overall economic, market or industry trends. This approach includes analysis of a company’s financial statements and management structure and consideration of the company’s operations, product development, and its industry position. The portfolio managers currently focus on what they believe to be high-growth companies that are characterized by industry leadership, market share growth, high caliber management teams, sustainable competitive advantages, and strong growth themes or new innovative products or services. The portfolio managers monitor individual issuers for changes in the factors above, which may trigger a decision to sell a security, but does not require a decision to do so. The factors considered by the portfolio managers may vary in particular cases and may change over time.

their business cycle, which is typically marked by above-average growth rates. Under normal circumstances, the Fund invests directly or indirectly at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in equity securities of mid-cap companies. Equity securities may include common stocks, preferred stocks, securities convertible into common or preferred stock, rights, and warrants. Invesco Advisers currently defines “mid-cap” companies as those that have a market capitalization, at the time of purchase, within the range of market capitalizations of the issuers included in the Russell Midcap® Growth Index during the most recent 11-month period (based on month-end data) plus the most recent data during the current month (as of February 28, 2025, between $555.98 million and $82.33 billion). This range is subject to change at any time due to market activity or changes in the composition of that index. The Fund may invest up to 20% of its net assets in companies whose market capitalizations at the time of investment are outside of that capitalization range.

The Fund invests primarily in U.S. companies but may also purchase securities of issuers in any country, including developed countries and emerging markets (i.e., those that are generally in the early stages of their industrial cycle). The Fund has no limits on the amount of its assets that can be invested in foreign securities, but currently does not intend to invest substantially in such securities. Foreign securities are those of issuers that are organized under the laws of a foreign country or that have a substantial portion of their operations or assets in a foreign country or countries, or that derive a substantial portion of their revenue or profits from businesses, investments or sales outside of the United States, or whose “country of risk” is a foreign country as determined by a third-party service provider. The Fund may at times have significant exposure to one or more industries or sectors. The Fund may hold a portion of its assets in cash or cash equivalents. In selecting investments for the Fund, Invesco Advisers looks for companies with high growth potential using a “bottom-up” stock selection process. The “bottom-up” approach focuses on fundamental analysis of individual issuers before considering the impact of overall economic, market, or industry trends. This approach includes analysis of a company’s financial statements and management structure and consideration of the company’s operations, product development, and its industry position. Invesco Advisers currently focuses on what it believes to be high-growth companies that are characterized by industry leadership, market share growth, high caliber management teams, sustainable competitive advantages, and strong growth themes or new innovative products or services. As reflected in the Fund’s name, Invesco Advisers’ “Discovery” team of portfolio managers seeks to discover such companies early. Invesco Advisers monitors individual issuers for changes in the factors above, which may trigger Invesco Advisers’ decision to sell a security, but does not require its decision to do so. The factors considered by Invesco Advisers may vary in particular cases and may change over time. The Fund expects that it will engage in active and frequent trading and so will typically have a relatively high portfolio turnover rate.

10

Principal Risks	Principal Risks

•   Market Risk

•   Investing in Stocks Risk

•   Small- and Mid-Capitalization Companies Risk

•   Growth Investing Risk

•   Sector Focus Risk

•   Foreign Securities Risk

•   Emerging Market Securities Risk

•   Management Risk

•   Equity Securities Risk

•   Small and Mid-Cap Company Risk

•   Foreign Investment Risk; Emerging Markets Risk; Currency Risk

•   Growth Company Risk

•   Cash Position Risk

•   Convertible Securities Risk

•   Frequent Trading/Portfolio Turnover Risk

•   Liquidity Risk

•   Management and Operational Risk

•   Market Risk

•   Preferred Stock Risk

•   Sector Risk

•   Valuation Risk

The Section 26 Applicants believe that the Portfolios involved in this proposed Substitution have substantially identical investment objectives, principal investment strategies, and principal investment risks. The investment objective of each Portfolio is to seek capital appreciation. Each Portfolio seeks to achieve its investment objective by investing primarily in the common stocks of companies that the investment adviser or sub-adviser believe will experience above-average growth. Both Portfolios look to invest in newer companies or more established companies that are in the early growth phase of their business cycle. Each Portfolio focuses on investment in mid-capitalization companies, and Morningstar currently categorizes each Portfolio as a mid-cap growth domestic stock fund. Both Portfolios utilize fundamental investment processes to make investments. In addition, each Portfolio focuses on investments in U.S. companies and may also invest in foreign companies. The Section 26 Applicants note that the Replacement Portfolio’s investment objective and principal investment strategies were established to mirror those of the Existing Portfolio.

As of the date of this Amended and Restated Application, the Replacement Portfolio has not yet begun operations. However, the Section 26 Applicants note that the Replacement Portfolio was established to replicate the Existing Portfolio and is expected to invest its assets in a manner that is substantially identical to the Existing Portfolio, notwithstanding any differences in the Portfolios’ stated investment risks. For example, while only the Replacement Portfolio lists cash position risk as a principal investment risk, the Existing Portfolio also holds cash and cash equivalents: as of October 31, 2025, 3.45% of the Existing Portfolio’s assets were held in cash and cash equivalents, and therefore the Existing Portfolio is also subject to cash position risk. When the Replacement Portfolio commences operations, the Portfolios are expected to primarily invest in the same asset class, target companies with similar market capitalizations and have similar geographic focuses.

Based upon the Section 26 Applicants’ analysis of the proposed Substitution, the Section 26 Applicants believe that the Portfolios have substantially identical investment profiles. Notwithstanding any differences in their stated principal investment risks, the Section 26 Applicants expect the Portfolios to have substantially identical risk and return characteristics. Moreover, the Section 26 Applicants believe that Invesco Advisers, Inc. serving as the investment adviser for the Existing Portfolio and investment sub-adviser for the Replacement Portfolio ensures that the Portfolios will invest in a substantially identical manner. Accordingly, the Section 26 Applicants believe that the Existing Portfolio and the Replacement Portfolio are substantially identical and therefore the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.

Assets, Fees, and Expenses of the Portfolios

The total net assets of all classes of the Existing Portfolio as of October 31, 2025 were approximately $969.91 million. The proposed Substitution will involve approximately $92.57 million of the net assets of the Existing Portfolio’s Series I shares and of the Existing Portfolio’s total net assets.

	Existing Portfolio	Replacement Portfolio
	Invesco V.I. Discovery Mid Cap Growth Fund (Series I)	MML Invesco Discovery Mid Cap Fund (Class II)
Management Fees	0.69%	0.64%
Distribution and/or Service (12b-1) Fees	None	None
Other Expenses	0.17%	0.19%*
Total Annual Operating Expenses	0.85%	0.83%*
Fee Waiver and/or Expense Reimbursement	N/A	N/A
Net Annual Operating Expenses	0.85%	0.83%*

*       Other expenses are based on estimated amounts for the current fiscal year of the Replacement Portfolio.

11

Performance History (as of December 31, 2024)
	1 Year	5 Years	10 Years
Existing Portfolio – Invesco V.I. Discovery Mid Cap Growth Fund
Series I	24.23%	10.21%	11.57%
Replacement Portfolio – MML Invesco Discovery Mid Cap Fund
Class II**	—	—	—

**       As of the date of this Amended and Restated Application, the Replacement Portfolio has not yet begun operations, and therefore does not yet have a performance history.

Contracts Affected
Contract ID Nos. of Contracts Affected
Invesco V.I. Discovery Mid Cap Growth Fund (Series I) replaced by MML Invesco Discovery Mid Cap Fund (Class II)
MML Bay State Variable Life Separate Account I (811-03542)	C000030140
MML Bay State Variable Annuity Separate Account 1 (811-08450)	C000021292

Substitution No. 3. Invesco V.I. Global Fund (Series I) replaced by MML Global Fund (Class II)

Investment Advisers, Investment Objectives, Principal Investment Strategies, Principal Risks

Existing Portfolio	Replacement Portfolio
Invesco V.I. Global Fund (Series I)	MML Global Fund (Class II)
Investment Adviser	Investment Adviser
Invesco Advisers, Inc.	MML Investment Advisers, LLC
Sub-Adviser(s)	Sub-Adviser(s)
N/A	Invesco Advisers, Inc.
Investment Objective	Investment Objective
The Fund’s investment objective is to seek capital appreciation.	The Fund seeks long-term capital appreciation.
Principal Investment Strategies	Principal Investment Strategies

The Fund invests mainly in common stock of U.S. and foreign companies. The Fund can invest without limit in foreign securities and can invest in any country, including countries with emerging markets (i.e., those that are generally in the early stages of their industrial cycles). However, the Fund currently emphasizes its investments in the United States and other developed markets in Europe. The Fund does not limit its investments to companies in a particular capitalization range, but primarily invests in mid- and large-cap companies.

The Fund normally will invest in at least three countries (one of which may be the United States). Typically, the Fund invests in a number of different countries. The Fund is not required to allocate its investments in any set percentages in any particular countries.

In addition to common stocks, the Fund can invest in preferred stocks. The Fund may purchase American Depositary Shares (ADS) as part of American Depositary Receipt (ADR) issuances, which are negotiable certificates issued by a U.S. bank representing a specified number of shares in a foreign stock traded on a U.S. exchange.

The portfolio manager primarily looks for quality companies, regardless of domicile, that have sustainable growth. This investment approach combines a thematic approach to idea generation with bottom-up, fundamental company analysis. The portfolio manager seeks to identify secular changes in the world and looks for pockets of durable change that he believes will drive global growth for the next decade. These large scale structural themes are referred to collectively as MANTRA®: Mass Affluence, New Technology,

The Fund invests mainly in common stock of U.S. and foreign companies. The Fund can invest without limit in foreign securities, including American Depositary Receipts (“ADRs”), and can invest in any country, including emerging market countries (i.e., those that are generally in the early stages of their industrial cycle). However, the Fund currently emphasizes its investments in the United States and other developed markets in Europe. The Fund is not required to allocate its investments in any set percentages in any particular countries. The Fund normally will invest in at least three countries (one of which may be the United States). Typically, the Fund invests in a number of different countries. The Fund does not limit its investments to companies in a particular market capitalization range, but currently focuses on common stocks of mid- and large-cap companies. In addition to common stocks, the Fund can invest in preferred stocks. The Fund may purchase American Depositary Shares (“ADS”) as part of ADR issuances, which are negotiable certificates issued by a U.S. bank representing a specified number of shares in a foreign stock traded on a U.S. exchange. The Fund may (but is not obligated to) purchase exchange-traded options for hedging purposes or to take long or short positions on equity securities or indexes of equity securities. Use of derivatives by the Fund may create investment leverage. The Fund may at times have significant exposure to one or more industries or sectors. The Fund may hold a portion of its assets in cash or cash equivalents.

12

Restructuring, and Aging. The portfolio manager does not target a fixed allocation with regard to any particular theme, and may choose to focus on various sub-themes within each theme. Within each sub-theme, the portfolio manager employs fundamental company analysis to select investments for the Fund’s portfolio. The economic characteristics sought include a combination of high return on invested capital, good cash flow characteristics, high barriers to entry, dominant market share, a strong competitive position, talented management, and balance sheet strength that the portfolio manager believes will enable the company to fund its own growth. These criteria may vary. The portfolio manager also considers how industry dynamics, market trends and general economic conditions may affect a company’s earnings outlook.

The portfolio manager has a long-term investment horizon of typically three to five years. The portfolio manager also has a contrarian buy discipline; he buys high quality companies that fit the investment criteria when he believes valuations underestimate long-term earnings potential. For example, a company’s stock price may dislocate from its fundamental outlook due to a short-term earnings glitch or negative, short-term market sentiment, which can give rise to an investment opportunity. The portfolio manager monitors individual issuers for changes in earnings potential or other effects of changing market conditions that may trigger a decision to sell a security, but do not require a decision to do so.

The Fund’s subadviser, Invesco Advisers, Inc. (“Invesco Advisers”), primarily looks for quality companies, regardless of domicile, that have sustainable growth. Invesco Advisers’ investment approach combines a thematic approach to idea generation with bottom-up, fundamental company analysis. Invesco Advisers seeks to identify secular changes in the world and looks for pockets of durable change that it believes will drive global growth for the next decade. These large scale structural themes are referred to collectively as MANTRA®: Mass Affluence, New Technology, Restructuring, and Aging. Invesco Advisers does not target a fixed allocation with regard to any particular theme, and may choose to focus on various sub-themes within each theme. Within each sub-theme, Invesco Advisers employs fundamental company analysis to select investments for the Fund’s portfolio. The economic characteristics Invesco Advisers seeks include a combination of high return on invested capital, good cash flow characteristics, high barriers to entry, dominant market share, a strong competitive position, talented management, and balance sheet strength that Invesco Advisers believes will enable the company to fund its own growth. These criteria may vary. Invesco Advisers also considers how industry dynamics, market trends, and general economic conditions may affect a company’s earnings outlook.

Invesco Advisers has a long-term investment horizon of typically three to five years. Invesco Advisers also has a contrarian buy discipline; Invesco Advisers buys high quality companies that fit its investment criteria when it believes valuations underestimate long-term earnings potential. For example, a company’s stock price may dislocate from its fundamental outlook due to a short-term earnings glitch or negative, short-term market sentiment, which can give rise to an investment opportunity. Invesco Advisers monitors individual issuers for changes in earnings potential or other effects of changing market conditions that may trigger a decision to sell a security, but do not require a decision to do so.

Principal Risks	Principal Risks

• Market Risk

• Investing in Stocks Risk

• Foreign Securities Risk

• European Investment Risk

• Emerging Market Securities Risk

• Geographic Focus Risk

• Sector Focus Risk

• Issuer Focus Risk

• Growth Investing Risk

• Small- and Mid-Capitalization Companies Risk

• Depository Receipts Risk

• Preferred Securities Risk

• Management Risk

• Equity Securities Risk

• Derivatives Risk

• Foreign Investment Risk; Emerging Markets Risk; Currency Risk

• Growth Company Risk

• Large Company Risk

• Small and Mid-Cap Company Risk

• Cash Position Risk

• Geographic Focus Risk

• Hedging Risk

• Issuer Focus Risk

• Liquidity Risk

• Management and Operational Risk

• Market Risk

• Preferred Stock Risk

• Sector Risk

• Valuation Risk

The Section 26 Applicants believe that the Portfolios involved in this proposed Substitution have substantially identical investment objectives and substantially similar principal investment strategies and principal investment risks. The investment objective of each Portfolio includes capital appreciation. Although the Existing Portfolio does not identify a particular time horizon in its stated investment objective while the Replacement Portfolio states that it seeks “long-term” capital appreciation, the Section 26 Applicants note that Invesco Advisers, Inc., as investment adviser for the Existing Portfolio and investment sub-adviser for the Replacement Portfolio, uses a “long-term investment horizon of typically three to five years” in its management of both Portfolios, as described in each Portfolio’s principal investment strategies. For that reason, and that Invesco Advisers, Inc. has agreed to manage the Replacement Portfolio in a manner

13

substantially identical to the Existing Portfolio, the Section 26 Applicants believe the Portfolios represent substantially similar options for Contract owners notwithstanding the difference in their stated investment objectives. Each Portfolio seeks to achieve its investment objective by investing mainly in the common stocks of U.S. and foreign companies. Both Portfolios emphasize investment in developed markets, such as the United States and European countries. However, each Portfolio retains the flexibility to invest in companies in emerging markets. Each Portfolio focuses on investment in mid- and large-capitalization companies. Morningstar currently categorizes the Existing Portfolio as a global large-stock growth fund and the Replacement Portfolio as a global large-stock blend fund. Both Portfolios utilize fundamental investment processes to make investments. The Section 26 Applicants note that the Replacement Portfolio’s principal investment strategies were changed as of April 25, 2025 to mirror those of the Existing Portfolio.

Although differences in the Portfolios’ principal investment strategies and risks exist, the Section 26 Applicants believe that the Portfolios’ investment profiles are substantially identical. Unlike the Existing Portfolio, the Replacement Portfolio may enter into derivative transactions as part of its principal investment strategies and may hold a portion of its assets in cash and cash equivalents. However, as of October 31, 2025 none of the Replacement Portfolio’s assets were invested in derivative instruments. Despite any differences between the Portfolios, the Replacement Portfolio invests its assets in a manner that is substantially identical to the Existing Portfolio. The Portfolios primarily invest in the same asset class, target companies with similar market capitalizations and have identical geographic focuses. Both Portfolios focus on mid- and large-capitalization stocks: as of October 31, 2025, 100% of the Existing Portfolio’s assets were invested in stocks, with 99.76% of those assets invested in companies Morningstar classifies as “mid-cap” or “large-cap”; similarly, 98.32% of the Replacement Portfolio’s assets were invested in stocks, with 98.02% of those assets invested in companies classified as “mid-cap” or “large-cap” by Morningstar. In addition, both Portfolios focus on investing in U.S. and Western European-based companies: as of October 31, 2025, the Existing Portfolio and Replacement Portfolio invested 81.48% and 82.61% of their assets, respectively, in U.S. and Western European-based companies.

Based upon the Section 26 Applicants’ analysis of the proposed Substitution, the Section 26 Applicants believe that the Portfolios have substantially identical investment profiles. Notwithstanding any differences in their principal investment strategies and principal investment risks, the Section 26 Applicants expect the Portfolios to have substantially identical risk and return characteristics. Moreover, the Section 26 Applicants believe that Invesco Advisers, Inc. serving as the investment adviser for the Existing Portfolio and investment sub-adviser for the Replacement Portfolio ensures that the Portfolios will invest in a substantially identical manner. Accordingly, the Section 26 Applicants believe that the Existing Portfolio and the Replacement Portfolio are substantially similar and therefore the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.

Assets, Fees, and Expenses of the Portfolios

The total net assets of all classes of the Existing Portfolio as of October 31, 2025 were approximately $1.87 billion. The proposed Substitution will involve approximately $109.21 million of the net assets of the Existing Portfolio’s Series I shares and of the Existing Portfolio’s total net assets.

	Existing Portfolio	Replacement Portfolio
	Invesco V.I. Global Fund (Series I)	MML Global Fund (Class II)
Management Fees	0.63%	0.60%
Distribution and/or Service (12b-1) Fees	None	None
Other Expenses	0.18%	0.27%
Total Annual Operating Expenses	0.81%	0.87%
Fee Waiver and/or Expense Reimbursement	N/A	(0.06%)*
Net Annual Operating Expenses	0.81%	0.81%

*       The expenses reflect a written agreement by MML Advisers to cap the fees and expenses of the Replacement Portfolio through April 30, 2028, to the extent that net annual operating expenses would otherwise exceed 0.81%. The net annual operating expenses may exceed these amounts, because certain fees and expenses are excluded from the cap. The agreement can only be terminated by mutual consent of the Board of Trustees on behalf of the Replacement Portfolio and MML Advisers. This expense limitation agreement is separate and apart from the Expense Cap under this Amended and Restated Application.

Performance History (as of December 31, 2024)
	1 Year	5 Years	10 Years
Existing Portfolio – Invesco V.I. Global Fund
Series I	16.07%	9.48%	9.85%
Replacement Portfolio – MML Global Fund
Class II**	5.59%	5.87%	7.55%

**       The Replacement Portfolio’s principal investment strategies were changed as of April 25, 2025 to mirror the principal investment strategies of the Existing Portfolio. On the same date, Invesco Advisers, Inc. replaced Massachusetts Financial Services Company as the Replacement Portfolio’s sub-adviser. The Replacement Portfolio’s performance history reflects the performance achieved under its prior principal investment strategies and sub-adviser. The Section 26 Applicants expect the Portfolios to have substantially similar performance results in the future.

14

Contracts Affected
Contract ID Nos. of Contracts Affected
Invesco V.I. Global Fund (Series I) replaced by MML Global Fund (Class II)
MML Bay State Variable Life Separate Account I (811-03542)	C000030141; C000030140
MML Bay State Variable Annuity Separate Account 1 (811-08450)	C000021292

Substitution No. 4. Invesco V.I. Main Street Fund (Series I) replaced by MML Fundamental Equity Fund (Class II)

Investment Advisers, Investment Objectives, Principal Investment Strategies, Principal Risks

Existing Portfolio	Replacement Portfolio
Invesco V.I. Main Street Fund (Series I)	MML Fundamental Equity Fund (Class II)
Investment Adviser	Investment Adviser
Invesco Advisers, Inc.	MML Investment Advisers, LLC
Sub-Adviser(s)	Sub-Adviser(s)
N/A	Invesco Advisers, Inc.
Investment Objective	Investment Objective
The Fund’s investment objective is to seek capital appreciation.	This Fund seeks capital appreciation.
Principal Investment Strategies	Principal Investment Strategies

The Fund mainly invests in common stocks of U.S. companies of different capitalization ranges. The Fund currently focuses on “larger capitalization” issuers. The Fund considers a larger-capitalization issuer to be one that has a market capitalization, at the time of purchase, within the range of market capitalizations of the issuers included in the Russell 1000 Index during the most recent 11-month period (based on month-end data) plus the most recent data during the current month. An issuer’s “market capitalization” is the value of its outstanding stock. The portfolio managers use fundamental research to select securities for the Fund’s portfolio, which is comprised of both growth and value stocks. While the process may change over time or vary in particular cases, in general the selection process currently uses a fundamental approach in analyzing issuers on factors such as a company’s financial performance, company strength and prospects, industry position, and business model and management strength. Industry outlook, market trends and general economic conditions may also be considered.

The Fund aims to maintain a broadly diversified portfolio across major economic sectors. In constructing the portfolio, the Fund seeks to limit exposure to so-called “top-down” or “macro” risks, such as overall stock market movements, economic cycles, and interest rate or currency fluctuations. Instead, the portfolio managers seek to add value by selecting individual securities that they believe have superior company-specific fundamental attributes or relative valuations that they expect to outperform their industry and sector peers. This is commonly referred to as a “bottom-up” approach to portfolio construction.

The portfolio managers consider stock rankings, benchmark weightings and capitalization outlooks in determining security weightings for individual issuers.

The portfolio managers use the following sell criteria: the stock price is approaching its target, deterioration in the company’s competitive position, poor execution by the company’s management, or identification of more attractive alternative investment ideas.

The Fund mainly invests in common stocks of U.S. companies of different capitalization ranges. The Fund’s subadviser, Invesco Advisers, Inc. (“Invesco Advisers”), currently focuses on larger capitalization issuers. Invesco Advisers considers “larger capitalization” issuers to be those that have a market capitalization, at the time of purchase, within the range of market capitalizations of the issuers included in the Russell 1000® Index during the most recent 11-month period (based on month-end data) plus the most recent data during the current month (as of February 28, 2025, $297.55 million to $2.89 trillion), although it may purchase stocks of companies with any market capitalization. Under normal circumstances, the Fund invests at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in equity securities. Equity securities may include common stocks, preferred stocks, securities convertible into common or preferred stock, rights, and warrants. The Fund may at times have significant exposure to one or more industries or sectors. The Fund may hold a portion of its assets in cash or cash equivalents.

Invesco Advisers uses fundamental research to select securities for the Fund’s portfolio, which is comprised of both growth and value stocks. While the process may change over time or vary in particular cases, in general the selection process currently uses a fundamental approach in analyzing issuers on factors such as a company’s financial performance, company strength and prospects, industry position, and business model and management strength. Industry outlook, market trends, and general economic conditions may also be considered.

Invesco Advisers aims to maintain a broadly diversified portfolio across major economic sectors. In constructing the portfolio, Invesco Advisers seeks to limit exposure to so-called “top-down” or “macro” risks, such as overall stock market movements, economic cycles, and interest rate or currency fluctuations. Instead, Invesco Advisers seeks to add value by selecting individual securities that it believes have superior company-specific fundamental attributes or relative valuations that it expects to outperform their industry and sector peers. This is commonly referred to as a “bottom-up” approach to portfolio construction.

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Invesco Advisers considers stock rankings, benchmark weightings, and capitalization outlooks in determining security weightings for individual issuers. Invesco Advisers uses the following sell criteria: the stock price is approaching its target, deterioration in the company’s competitive position, poor execution by the company’s management, or identification of more attractive alternative investment ideas.

Principal Risks	Principal Risks
• Market Risk • Investing in Stocks Risk • Growth Investing Risk • Value Investing Risk • Small- and Mid-Capitalization Companies Risk • Sector Focus Risk • Issuer Focus Risk • Management Risk

• Equity Securities Risk

• Growth Company Risk

• Large Company Risk

• Small and Mid-Cap Company Risk

• Value Company Risk

• Cash Position Risk

• Convertible Securities Risk

• Issuer Focus Risk

• Liquidity Risk

• Management and Operational Risk

• Market Risk

• Preferred Stock Risk

• Sector Risk

• Valuation Risk

The Section 26 Applicants believe that the Portfolios involved in this proposed Substitution have substantially identical investment objectives, principal investment strategies, and principal investment risks. The investment objective of each Portfolio is capital appreciation. Each Portfolio seeks to achieve its investment objective by investing primarily in the common stocks of U.S. companies of different market capitalizations with a focus on large capitalization issuers with market capitalizations within the Russell 1000 Index. Invesco Advisers, Inc. uses fundamental research to select securities for each Portfolio, which is comprised of both growth and value stocks. Morningstar currently categorizes each Portfolio as a large-cap blend domestic stock fund. Each Portfolio also aims to be broadly diversified across major economic sectors. The Section 26 Applicants note that the Replacement Portfolio’s investment objective and principal investment strategies were changed as of April 25, 2025 to mirror those of the Existing Portfolio.

Although there are differences in the Portfolios’ stated principal investment risks, the Section 26 Applicants believe that the Portfolios’ investment risk profiles are substantially identical. For example, while only the Replacement Portfolio lists cash position risk as a principal investment risk, the Replacement Portfolio invests its assets in a manner that is substantially identical to the Existing Portfolio. The Portfolios primarily invest in the same asset class, target companies with similar market capitalizations and have similar geographic focuses. Both Portfolios focus on large-capitalization stocks: as of October 31, 2025, 98.76% of the Existing Portfolio’s assets were invested in stocks, with 81.77% of those assets invested in companies Morningstar classifies as “large-cap”; similarly, 98.96% of the Replacement Portfolio’s assets were invested in stocks, with 81.94% of those assets invested in companies classified as “large-cap” by Morningstar. In addition, both Portfolios focus on investing in U.S.-based companies: as of October 31, 2025, the Existing Portfolio and Replacement Portfolio invested 93.11% and 93.31% of their assets, respectively, in U.S.-based companies.

Based upon the Section 26 Applicants’ analysis of the proposed Substitution, the Section 26 Applicants believe that the Portfolios have substantially identical investment profiles. Notwithstanding any differences in their stated principal investment risks, the Section 26 Applicants expect the Portfolios to have substantially identical risk and return characteristics. Moreover, the Section 26 Applicants believe that Invesco Advisers, Inc. serving as the investment adviser for the Existing Portfolio and investment sub-adviser for the Replacement Portfolio ensures that the Portfolios will invest in a substantially identical manner. Accordingly, the Section 26 Applicants believe that the Existing Portfolio and the Replacement Portfolio are substantially identical and therefore the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.

Assets, Fees, and Expenses of the Portfolios

The total net assets of all classes of the Existing Portfolio as of October 31, 2025 were approximately $803.36 million. The proposed Substitution will involve approximately $8.05 million of the net assets of the Existing Portfolio’s Series I shares and of the Existing Portfolio’s total net assets.

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	Existing Portfolio	Replacement Portfolio
	Invesco V.I. Main Street Fund (Series I)	MML Fundamental Equity Fund (Class II)
Management Fees	0.69%	0.60%
Distribution and/or Service (12b-1) Fees	None	None
Other Expenses	0.17%	0.21%
Total Annual Operating Expenses	0.86%	0.81%
Fee Waiver and/or Expense Reimbursement	0.06%*	N/A**
Net Annual Operating Expenses	0.80%	0.81%

*       The expenses reflect a written agreement by Invesco Advisers, Inc. to cap the fees and expenses of the Existing Portfolio through April 30, 2026, to the extent that net annual operating expenses would otherwise exceed 0.80%. The net annual operating expenses may exceed these amounts, because certain fees and expenses are excluded from the cap. The agreement can only be terminated or amended to increase the cap with the approval of the Board of Trustees on behalf of the Existing Portfolio.

**       Prior to the Substitution, MML Advisers is expected to enter into a written agreement to cap the fees and expenses of the Replacement Portfolio April 30, 2028, to the extent that net annual operating expenses would otherwise exceed 0.80%. The net annual operating expenses may exceed these amounts, because certain fees and expenses will be excluded from the cap. This expense limitation agreement is separate and apart from the Expense Cap under this Amended and Restated Application.

Performance History (as of December 31, 2024)
	1 Year	5 Years	10 Years
Existing Portfolio – Invesco V.I. Main Street Fund
Series I	23.65%	12.08%	11.24%
Replacement Portfolio – MML Fundamental Equity Fund
Class II***	23.71%	13.21%	13.43%

***       The Replacement Portfolio’s investment objective and principal investment strategies were changed as of April 25, 2025 to mirror the investment objective and principal investment strategies of the Existing Portfolio. The Replacement Portfolio’s performance history reflects the performance achieved under its prior investment objective and principal investment strategies. The Section 26 Applicants expect the Portfolios to have substantially similar performance results in the future.

Contracts Affected
Contract ID Nos. of Contracts Affected
Invesco V.I. Main Street Fund (Series I) replaced by MML Fundamental Equity Fund (Class II)
MML Bay State Variable Annuity Separate Account 1 (811-08450)	C000021292

Substitution No. 5. T. Rowe Price Mid-Cap Growth Portfolio replaced by MML Mid Cap Growth Fund (Initial Class)

Investment Advisers, Investment Objectives, Principal Investment Strategies, Principal Risks

Existing Portfolio	Replacement Portfolio
T. Rowe Price Mid-Cap Growth Portfolio	MML Mid Cap Growth Fund (Initial Class)
Investment Adviser	Investment Adviser
T. Rowe Price Associates, Inc.	MML Investment Advisers, LLC
Sub-Adviser(s)	Sub-Adviser(s)
T. Rowe Price Investment Management, Inc.	T. Rowe Price Associates, Inc.
Sub-Subadviser(s)	Sub-Subadviser(s)
N/A	T. Rowe Price Investment Management, Inc.
Investment Objective	Investment Objective
The fund seeks to provide long-term capital appreciation by investing in mid-cap stocks with potential for above-average earnings growth.	This Fund seeks long-term capital appreciation.
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Principal Investment Strategies	Principal Investment Strategies

The fund normally invests at least 80% of its net assets (plus any borrowings for investment purposes) in a diversified portfolio of common stocks of mid-cap companies whose earnings T. Rowe Price expects to grow at a faster rate than the average company. Any derivatives that provide exposure to the investment focus suggested by the fund’s name, or to one or more market risk factors associated with the investment focus suggested by the fund’s name, are counted (as applicable) toward compliance with the fund’s 80% investment policy.

The fund defines mid-cap companies as those whose market capitalization (number of shares outstanding multiplied by share price) falls within the range of either the S&P MidCap 400® Index or the Russell Midcap® Growth Index. As of December 31, 2024, the market capitalization ranges for the S&P MidCap 400® Index and the Russell Midcap® Growth Index were approximately $2.34 billion to $23.01 billion, and $0.93 billion to $164.92 billion, respectively. The market capitalization of the companies in the indexes change over time and the indexes are periodically reconstituted to ensure that they continue to accurately reflect the mid-cap equity market.

The fund’s growth-oriented approach to stock selection reflects the belief that when a company’s earnings grow faster than both inflation and the overall economy, it will result in a higher stock price.

In selecting investments, the adviser generally favors companies with one or more of the following:

• proven products or services;

• a record of above-average earnings growth;

• demonstrated potential to sustain earnings growth;

• connection to an industry experiencing increasing demand; or

• stock prices that appear to undervalue their growth prospects.

The fund may, to a limited extent, invest in privately held companies and companies that only recently began to trade publicly.

At times, the fund may have a significant portion of its assets invested in the same economic sector.

The Fund invests primarily in equity securities of mid-capitalization companies that the Fund’s subadviser, T. Rowe Price Associates, Inc. (“T. Rowe Price”), and sub-subadviser, T. Rowe Price Investment Management, Inc. (“T. Rowe Price Investment Management”), believe offer the potential for above-average earnings growth. Equity securities may include common stocks, preferred stocks, securities convertible into common or preferred stock, rights, and warrants. Under normal circumstances, the Fund invests at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in a broadly diversified portfolio of common stocks of mid-cap companies whose earnings the Fund’s subadvisers expect to grow at a faster rate than the average company. T. Rowe Price and T. Rowe Price Investment Management currently define “mid-cap” companies as those whose market capitalizations at the time of purchase fall within the market capitalization range of companies included in either the S&P MidCap 400® Index or the Russell Midcap® Growth Index (as of February 28, 2025, between $555.98 million and $82.33 billion). The Fund may invest up to 20% of its net assets in stocks whose market capitalizations at the time of investment are outside of that capitalization range. The Fund typically invests most of its assets in equity securities of U.S. companies, but may invest in foreign securities and American Depositary Receipts (“ADRs”), including emerging market securities. The Fund’s investments may include holdings in privately held companies and companies that only recently began to trade publicly. The Fund may at times have significant exposure to one or more industries or sectors. The Fund may hold a portion of its assets in cash or cash equivalents.

In selecting securities for the Fund, T. Rowe Price and T. Rowe Price Investment Management generally use a “growth” approach, seeking to identify companies that they believe have proven products or services, a record of above-average earnings growth, demonstrated potential to sustain earnings growth, stock prices that appear to undervalue their growth prospects, or a connection to industries experiencing increasing demand. In pursuing the Fund’s investment objective, T. Rowe Price and T. Rowe Price Investment Management have the discretion to purchase some securities that do not meet those investment criteria when they believe there is an opportunity for substantial appreciation (such as, for example, T. Rowe Price or T. Rowe Price Investment Management believes a security could increase in value as a result of a change in management, an extraordinary corporate event, a new product introduction or innovation, or a favorable competitive development). T. Rowe Price or T. Rowe Price Investment Management may sell assets for a variety of reasons, including in response to a change in the original investment considerations or to limit losses, adjust the characteristics of the overall portfolio, or redeploy assets into different opportunities.

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Principal Risks	Principal Risks

• Mid-Cap Stocks Risk

• Growth Investing Risk

• Stock Investing Risk

• Market Conditions Risk

• Sector Exposure Risk

• Private Placements and IPOs Risk

• Liquidity Risk

• Active Management Risk

• Cybersecurity Breaches Risk

• Equity Securities Risk

• Small and Mid-Cap Company Risk

• Foreign Investment Risk; Emerging Markets Risk; Currency Risk

• Growth Company Risk

• Cash Position Risk

• Convertible Securities Risk

• Liquidity Risk

• Management and Operational Risk

• Market Risk

• Preferred Stock Risk

• Restricted Securities Risk

• Sector Risk

• Valuation Risk

The Section 26 Applicants believe that the Portfolios involved in this proposed Substitution have substantially identical investment objectives and substantially similar principal investment strategies and principal investment risks. The investment objective of each Portfolio is long-term capital appreciation. Each Portfolio seeks to achieve its investment objective by normally investing at least 80% of its net assets in a diversified portfolio of equity securities of mid-capitalization companies that the investment adviser or sub-adviser believe will experience above-average growth. Each Portfolio defines mid-capitalization companies as those whose market capitalization falls within the range of either the S&P MidCap 400® Index or the Russell Midcap® Growth Index. Each Portfolio retains the flexibility to invest in companies whose market capitalizations are outside that capitalization range. Morningstar currently categorizes each Portfolio as a mid-cap growth fund. Both Portfolios utilize a growth-oriented approach to stock selection. The Section 26 Applicants note that the Replacement Portfolio’s principal investment strategies were changed as of April 25, 2025 to mirror those of the Existing Portfolio.

Although differences in the Portfolios’ principal investment strategies and risks exist, the Section 26 Applicants believe that the Portfolios’ investment profiles are substantially identical. Based on its stated principal investment strategies, unlike the Existing Portfolio, the Replacement Portfolio may invest in foreign securities and ADRs and may hold a portion of its assets in cash and cash equivalents. However, as of October 31, 2025 only 3.25% of the Replacement Portfolio’s assets were invested in foreign securities and ADRs. Despite any differences between the Portfolios, the Replacement Portfolio invests its assets in a manner that is substantially identical to the Existing Portfolio. The Portfolios primarily invest in the same asset class, target companies with similar market capitalizations and have substantially identical geographic focuses. Both Portfolios focus on mid-capitalization stocks: as of October 31, 2025, 97.25% of the Existing Portfolio’s assets were invested in stocks, with 65.1% of those assets invested in companies Morningstar classifies as “mid-cap”; similarly, 97.16% of the Replacement Portfolio’s assets were invested in stocks, with 65.1% of those assets invested in companies classified as “mid-cap” by Morningstar. In addition, both Portfolios focus on investing in U.S.-based companies: as of October 31, 2025, the Existing Portfolio and Replacement Portfolio invested 93.9% and 93.91% of their assets, respectively, in U.S.-based companies.

Based upon the Section 26 Applicants’ analysis of the proposed Substitution, the Section 26 Applicants believe that the Portfolios have substantially identical investment profiles. Notwithstanding any differences in their stated principal investment strategies and principal investment risks, the Section 26 Applicants expect the Portfolios to have substantially identical risk and return characteristics. Moreover, the Section 26 Applicants believe that T. Rowe Price Associates, Inc. and T. Rowe Price Investment Management, Inc. serving as the investment adviser and sub-adviser for the Existing Portfolio, respectively, and as the investment sub-adviser and sub-subadviser for the Replacement Portfolio, respectively, ensures that the Portfolios will invest in a substantially identical manner. Accordingly, the Section 26 Applicants believe that the Existing Portfolio and the Replacement Portfolio are substantially similar and therefore the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution

Assets, Fees, and Expenses of the Portfolios

The total net assets of all classes of the Existing Portfolio as of October 31, 2025 were approximately $570.20 million. The proposed Substitution will involve approximately $46.67 million of the net assets of the Existing Portfolio’s shares and of the Existing Portfolio’s total net assets.

	Existing Portfolio	Replacement Portfolio
	T. Rowe Price Mid-Cap Growth Portfolio	MML Mid Cap Growth Fund (Initial Class)
Management Fees	0.63%	0.77%
Distribution and/or Service (12b-1) Fees	None	None
Other Expenses	0.20%	0.06%
Total Annual Operating Expenses	0.83%	0.83%
Fee Waiver and/or Expense Reimbursement	N/A	N/A
Net Annual Operating Expenses	0.83%	0.83%

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Performance History (as of December 31, 2024)
	1 Year	5 Years	10 Years
Existing Portfolio – T. Rowe Price Mid-Cap Growth Portfolio
—	9.32%	7.62%	10.12%
Replacement Portfolio – MML Mid Cap Growth Fund
Initial Class	11.16%	7.73%	10.20%

*       The Replacement Portfolio’s principal investment strategies were changed as of April 25, 2025 to mirror the principal investment strategies of the Existing Portfolio. On the same date, Wellington Management Company LLP was removed as a sub-adviser and T. Rowe Price Associates, Inc. remained as the sole sub-adviser to the Replacement Portfolio. The Replacement Portfolio’s performance history reflects the performance achieved under its prior principal investment strategies and sub-advisers. The Section 26 Applicants expect the Portfolios to have substantially similar performance results in the future.

Contracts Affected
Contract ID Nos. of Contracts Affected
T. Rowe Price Mid-Cap Growth Portfolio replaced by MML Mid Cap Growth Fund (Initial Class)
MML Bay State Variable Life Separate Account I (811-03542)	C000030141; C000030140

D.	Policies and Procedures for the Proposed Substitutions

To effectuate the Substitutions, the Section 26 Applicants propose to follow the policies and procedures set forth below.

1.	Redemption or Purchase of Shares.

MML Bay State will execute the Substitutions as soon as practicable following the issuance of the requested order in connection with this Amended and Restated Application. MML Bay State may implement the Substitutions over a period of time for administrative reasons. As of the Substitution Date of each Substitution, the Separate Accounts will redeem shares of the Existing Portfolios for cash and/or in-kind.12 The proceeds of such redemptions will then be used to purchase shares of the corresponding Replacement Portfolio, as each subaccount of the Separate Accounts will invest the proceeds of its redemption from the Existing Portfolios in the applicable Replacement Portfolios.

Redemption requests and purchase orders will be placed simultaneously so that Contract values will remain fully invested at all times. Each Substitution will be effected at the relative net asset values of the respective shares of the Replacement Portfolios in conformity with Section 22(c) of the 1940 Act and Rule 22c-1 thereunder without the imposition of any transfer or similar charges by the Section 26 Applicants. The Substitutions will be effected without change in the amount of any Contract owner’s Contract value or death benefit or in the dollar value of such Contract owner’s investments in any of the subaccounts. The procedures to be implemented are sufficient to assure that each Contract owner’s cash values immediately after the Substitution will be equal to the cash value immediately before the Substitution, and all benefits to which each Contract owner is entitled will have the same value immediately after the Substitution as immediately before the Substitution.

Contract owners will not incur any fees or charges as a result of the proposed Substitutions. The obligations of the Section 26 Applicants, and the rights of the affected Contract owners, under the Contracts of affected Contract owners will not be altered in any way. MML Bay State and/or its affiliates (other than the Trusts) will pay all expenses and transaction costs of the Substitutions, including legal and accounting expenses, any applicable brokerage expenses and other fees and expenses. No fees or charges will be assessed to the affected Contract owners to implement the Substitutions. The proposed Substitutions will not cause the Contract fees and charges currently being paid by Contract owners to be greater after the proposed Substitution than before the proposed Substitution. In addition, the Substitutions will in no way alter the tax treatment of affected Contract owners in connection with their Contracts, and no tax liability will arise for Contract owners as a result of the Substitutions.

Redemptions and repurchases that occur in connection with effecting a Substitution will not count as a transfer for purposes of transfer limitations and fees that would otherwise be applicable under the terms of the Contracts. From the date of the Pre-Substitution Notice, as defined below, through at least 30 days following the Substitution Date. Contract owners may make one transfer of Contract value from the subaccount investing in an Existing Portfolio (before the Substitution) or the Replacement Portfolio (after the Substitution) to any other available subaccount under the Contract without charge and without imposing any transfer limitations. Further, on the Substitution Date, Contract values attributable to investments in each Existing Portfolio will be transferred

12 To the extent that there are any in-kind redemptions, such redemptions will be effected in accordance with the conditions set forth in the no-action letter issued by the Commission staff to Signature Financial Group (pub. avail. Dec. 28, 1999). Because the Signature no-action letter cannot be relied upon by the Trusts with respect to sales of shares of the Replacement Portfolios to MML Bay State in exchange for securities rather than cash, the Section 17 Applicants seek relief from Section 17(a) in the context of this Amended and Restated Application.

20

to the corresponding Replacement Portfolio without charge and without being subject to any transfer limitations. Moreover, except with respect to market timing policies and procedures, MML Bay State will not exercise any rights reserved under the Contracts to impose restrictions on transfers between the subaccounts under the Contracts for a period beginning at least 30 days before the Substitution Date through at least 30 days following the Substitution Date.

Finally, before effecting any Substitution, MML Bay State shall have satisfied itself that (i) the Contracts allow the substitution of shares of Portfolios in the manner contemplated by the Amended and Restated Application, (ii) the Substitutions can be consummated as described in this Amended and Restated Application under applicable state insurance laws, and (iii) any applicable regulatory requirements in each jurisdiction where the Contracts have been sold have been complied with to the extent necessary to complete the Substitutions.

2.	Limits on Expenses

Consistent with prior substitution applications, for each Substitution, the Section 26 Applicants will cause MML Advisers, as the investment adviser of the Replacement Portfolios, to enter into a written contract with the Trusts whereby, for a period of two years following the Substitution Date, the net annual operating expenses of the Replacement Portfolio will not exceed, on an annualized basis, the net annual operating expenses of any corresponding Existing Portfolio for the last fiscal year as of the date of this Amended and Restated Application.

3.	Contract Owner Notification

At least 30 days prior to the Substitution Date, MML Bay State will notify all affected Contract owners of this Amended and Restated Application via prospectus supplements (the “Pre-Substitution Notice”). The Pre-Substitution Notice will notify Contract owners of MML Bay State’s intent to implement the Substitution, that it has filed this Amended and Restated Application to obtain the necessary approval from the Commission to implement the Substitution, and will set forth the anticipated Substitution Date. Pre-Substitution Notices sent to Contract owners will be filed with the Commission pursuant to Rule 497 under the 1940 Act.

In addition, the Pre-Substitution Notice will:

•	advise Contract owners of their pre- and post-Substitution rights; specifically, that at least 30 days before the Substitution Date through at least 30 days following the Substitution Date, Contract owners may make one transfer of Contract value from each subaccount investing in an Existing Portfolio (before the Substitution Date) or Replacement Portfolio (after the Substitution Date) to any other available investment option under the Contract without any change that would otherwise apply;

•	inform Contract owners that, except as described in the market timing/short-term trading provisions of the relevant prospectus, MML Bay State will not exercise any right it may have under the Contracts to impose restrictions on transfers between the subaccounts under the Contracts, including any limitation on the number of transfers permitted, for a period beginning at least 30 days before the Substitution Date through at least 30 days following the Substitution Date;

•	instruct Contract owners how to submit transfer requests in light of the proposed Substitutions; and

•	advise Contract owners that any Contract value remaining in any subaccount investing in an Existing Portfolio on the Substitution Date will be transferred to the subaccount investing in the corresponding Replacement Portfolio, without any charge that would otherwise apply and without being subject to any limitations on transfers, and that the Substitutions will take place at relative net asset value of each of the Existing and Replacement Portfolios as of the Substitution Date.

The Section 26 Applicants will also deliver to affected Contract owners, at least 30 days before the Substitution Date, a prospectus for each applicable Replacement Portfolio. Finally, within five business days following the Substitution Date, Contract owners affected by a Substitution will receive a written confirmation that such Substitution was carried out as previously notified. The confirmation will restate the information set forth in the Pre-Substitution Notice and will include post-Substitution account values.

4.	State Approval

MML Bay State will seek approval of the proposed Substitutions from any state insurance regulators whose approval may be necessary or appropriate and will comply with any applicable regulatory requirements in each jurisdiction where the Contracts are qualified for sale to the extent necessary to complete the proposed Substitutions.

V.	REQUEST FOR ORDER OF APPROVAL UNDER SECTION 26(c) OF THE 1940 ACT

The Section 26 Applicants request that the Commission issue an order pursuant to Section 26(c) of the 1940 Act approving the proposed Substitutions.

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A.	Applicable Law

Section 26(c) of the 1940 Act (formerly, Section 26(b)) prohibits any depositor or trustee of a unit investment trust that invests exclusively in the securities of a single issuer from substituting the securities of another issuer without the approval of the Commission. Section 26(c) provides that such approval shall be granted by order from the Commission if the evidence establishes that the substitution is consistent with the protection of investors and the purposes of the 1940 Act.

Section 26(c) was intended to provide for Commission scrutiny of proposed substitutions that could, in effect, force shareholders dissatisfied with the substitute security to redeem their shares, thereby possibly incurring a loss of the sales load deducted from the initial premium, an additional sales load upon reinvestment of the proceeds of redemption, or both.13 The section was designed to forestall the ability of a depositor to present holders of an interest in a unit investment trust with situations in which a holder’s only choice would be to continue an investment in an unsuitable underlying security, or to elect a costly and, in effect, forced redemption. For the reasons described below, the Section 26 Applicants submit that the Substitutions meet the standards set forth in Section 26(c) and that, if implemented, the Substitutions would not raise any of the aforementioned concerns that Congress intended to address when the 1940 Act was amended to include this provision.

B.	Basis for a Section 26(c) Order

As previously indicated, MML Bay State has reserved the right under the Contracts to substitute shares of another underlying fund for one of the current funds offered as an investment option under the Contracts. The Contracts and the Contracts’ prospectuses disclose this right. MML Bay State has reserved this right of substitution to protect itself, the Separate Accounts, and the Contract owners in situations where any of them might be harmed or disadvantaged by events affecting the issuer of the securities held by a Separate Account. Additionally, MML Bay State intended this reservation of right to preserve the opportunity to replace investment options available under the Contracts in those situations where a substitution could benefit MML Bay State, the Separate Accounts, and Contract owners.

For the reasons discussed in Section IV.B. of this Amended and Restated Application, the Section 26 Applicants believe that the Substitutions will benefit MML Bay State, the Separate Accounts, and Contract owners and are in the Contract owners’ best interests. In addition, the Section 26 Applicants believe that the proposed Substitutions meet the standards that the Commission and the Staff have applied to substitutions that have been approved in the past,14 including substitution applications that involved replacement funds with no or a limited history of operations.15

The Section 26 Applicants submit that the proposed Substitutions are not of the type that Section 26 was designed to prevent because they will not result in costly forced redemption, nor will they affect other aspects of the Contracts. In the current situation, variable annuity Contract owners are contractually provided investment discretion during the accumulation period, and during the annuitization period if they elected a variable annuity payout option, to allocate and reallocate their Contract value among the investment options available under the Contracts; and variable life insurance Contract owners are contractually provided investment discretion throughout the insured’s life to do the same. Accordingly, after the proposed Substitutions, each Contract owner may exercise his or her own judgment as to the most appropriate investment options available under the Contract to allocate and reallocate their Contract value among. In this regard, the proposed Substitutions retain for Contract owners the investment flexibility that is a central feature of the Contracts.

Moreover, the Section 26 Applicants will offer Contract owners the opportunity to transfer amounts out of the affected subaccounts without any cost or other penalty (other than those necessary to implement policies and procedures designed to detect and deter disruptive transfers and other “market timing” activities) that may otherwise have been imposed for a period beginning on the date of the Pre-Substitution Notice (which supplement will be delivered to the Contract owners at least thirty (30) days before the Substitution Date) and ending no earlier than thirty (30) days after the Substitution Date. This reduces the likelihood of being invested in an undesired investment option, with the discretion remaining with the Contract owners. The proposed Substitutions, therefore, will not result in the type of forced redemption that Section 26(c) was designed to prevent.

13 House Comm. Interstate Commerce, Report of the Securities and Exchange Commission on the Public Policy Implications of Investment Company Growth, H.R. Rep. No. 2337, 89th Cong. 2d Session 337 (1966).

14 See, e.g., The Ohio National Life Insurance Company, et. al., Rel. No. IC-34264 (May 1, 2021) (Order), File No. 812-15101; Brighthouse Life Insurance Company, et. al., Rel. No. IC-34239 (Mar. 30, 2021) (Order), File No. 812-14140; Allianz Life Insurance Company of North America, et. al., Rel. No. IC-34129 (Dec. 4, 2020) (Order), File No. 812-14722; The Guardian Insurance & Annuity Company, Inc., et. al., Rel. No. IC-33594 (Aug. 20, 2019) (Order), File No. 812-14911; AXA Equitable Life Insurance Company, et. al., Rel. No. IC-33224 (Sept. 11, 2018) (Order), File No. 812-14831; Commonwealth Annuity and Life Insurance Company, et. al., Rel. No. IC- 32644 (May 23, 2017) (Order), File No. 812-14646; Transamerica Life Insurance Company, et. al., Rel. No. IC-32603 (Apr. 19, 2017) (Order), File No. 812-14490; Hartford Life Insurance Company, et. al., Rel. No. IC-32569 (Mar. 23, 2017) (Order), File No. 812-14446; and Allianz Life Insurance Company of North America, et al., Rel. No. IC-32242 (Aug. 29, 2016) (Order), File No. 812-14580.

15 See, e.g., The Ohio National Life Insurance Company, et. al., Rel. No. IC-34264 (May 1, 2021) (Order), File No. 812-15101; The Guardian Insurance & Annuity Company, Inc., et. al., Rel. No. IC-33594 (Aug. 20, 2019) (Order), File No. 812-14911; AXA Equitable Life Insurance Company, et. al., Rel. No. IC-33224 (Sept. 11, 2018) (Order), File No. 812-14831; The Guardian Insurance & Annuity Company, Inc., et. al., Rel. No. IC-33003 (Feb. 7, 2018) (Order), File No. 812-14714; and Commonwealth Annuity and Life Insurance Company, et. al., Rel. No. IC- 32644 (May 23, 2017) (Order), File No. 812-14646.

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The proposed Substitutions are also unlike the type of substitution that Section 26(c) was designed to prevent in that the Substitutions have no impact on other aspects of the Contracts. Specifically, the proposed Substitutions will not affect the type of benefits offered by MML Bay State under the Contracts, or numerous other rights and privileges associated with the Contracts. In deciding to purchase the Contract, a Contract owner may have considered MML Bay State’s financial condition or reputation for service. These factors will not change as a result of the proposed Substitutions, nor will the life insurance, annuity or tax benefits afforded under the Contracts held by any affected Contract owners.

The Section 26 Applicants recognize the importance of selecting replacements for the Existing Portfolios that provide Contract owners with low-cost and diverse investment options. The Section 26 Applicants submit that a two-year expense cap is appropriate and consistent with the protection of investors.

C.	Request for an Order Pursuant to Section 26(c)

For the reasons set forth in this Amended and Restated Application, the Section 26 Applicants submit that the proposed Substitutions are consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act and therefore meet the standards of Section 26(c) of the 1940 Act. As such, the Section 26 Applicants respectfully request that the Commission issue an order of approval pursuant to Section 26(c) of the 1940 Act, and that such order be made effective as soon as possible. The Section 26 Applicants acknowledge that reliance on any order of approval issued pursuant to this Amended and Restated Application, if granted, depends upon compliance with all of the representations and conditions applicable to the Section 26 Applicants as set forth in this Amended and Restated Application.

VI.	REQUEST FOR AN ORDER UNDER SECTION 17(b) OF THE ACT

The Section 17 Applicants request an order pursuant to Section 17(b) of the 1940 Act exempting them from the provisions of Section 17(a) of the 1940 Act to the extent necessary to permit them to carry out some or all of the proposed Substitutions.

A.	Applicable Law

Section 17(a)(1) of the 1940 Act, in relevant part, prohibits any affiliated person of a registered investment company, or an affiliated person of an affiliated person, acting as principal, from knowingly selling any security or other property to such registered investment company. Section 17(a)(2) of the 1940 Act generally prohibits any of the persons described above, acting as principal, from knowingly purchasing any security or other property from such registered investment company. Section 2(a)(3) of the 1940 Act defines the term “affiliated person” of another person in relevant part as:

(A) any person directly or indirectly owning, controlling, or holding with power to vote, 5 per centum or more of the outstanding voting securities of such other person; (B) any person 5 per centum or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote, by such other person; (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; (D) any officer, director, partner, copartner, or employee of such other person; (E) if such other person is an investment company, any investment adviser thereof or any member of an advisory board thereof; and (F) if such other person is an unincorporated investment company not having a board of directors, the depositor thereof.

The Section 17 Applicants are affiliates of the Replacement Portfolios based upon the definition of “affiliated person” in Section 2(a)(3) of the 1940 Act. MML Advisers, which is an affiliated person of the Trusts by virtue of Section 2(a)(3)(E) of the 1940 Act, is a wholly owned subsidiary of MassMutual. MML Bay State is a wholly owned subsidiary of C.M. Life, which in turn is a wholly owned subsidiary of MassMutual. Accordingly, MML Advisers and MML Bay State are under common control of MassMutual for purposes of Section 2(a)(3)(C) of the 1940 Act. Because MML Bay State is under common control with MML Advisers and because MML Advisers serves as investment adviser to the Trusts, MML Bay State is an affiliated person of an affiliated person to the Replacement Portfolios of the Trusts.

At the close of business on the Substitution Date, the Section 26 Applicants will redeem shares of each Existing Portfolio either in cash or in-kind, or a combination thereof, and use the proceeds of such redemptions to purchase shares of the corresponding Replacement Portfolio, with each Subaccount of the applicable Separate Account investing the proceeds of its redemption from the Existing Portfolio in the corresponding Replacement Portfolio. Because the Substitutions may be effected, in whole or in part, by means of in-kind redemptions and purchases (“In-Kind Transactions”), the Substitutions may be deemed to involve one or more sales by MML Bay State of securities or other property to the applicable Replacement Portfolio, and could therefore be viewed as being prohibited by Section 17(a). Accordingly, the Section 17 Applicants have determined that it is prudent to seek relief from Section 17(a) for the in-kind purchases and sales of the Replacement Portfolio shares.

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Section 17(b) of the 1940 Act provides that any person may apply to the Commission for an exemption from the provisions of Section 17(a), and the Commission shall issue such exemptive order, if evidence establishes that:

(1) the terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned;

(2) the proposed transaction is consistent with the policy of each registered investment company concerned, as recited in its registration statement and reports filed under the 1940 Act; and

(3) the proposed transaction is consistent with the general purposes of the 1940 Act.

B.	Basis for a Section 17(b) Order

The Section 17 Applicants submit that the terms of the proposed In-Kind Transactions of shares of the Replacement Portfolios by the Separate Accounts, including the consideration to be paid and received, as described in this Amended and Restated Application, are reasonable and fair and do not involve overreaching on the part of any person concerned. The Section 17 Applicants also submit that the proposed In-Kind Transactions by the Separate Accounts are consistent with the policies of the Trusts and the Replacement Portfolios, as recited in the Trusts’ current registration statements and reports filed under the 1940 Act. Finally, the Section 17 Applicants submit that the proposed Substitutions are consistent with the general purposes of the 1940 Act.

1.	Reasonableness and Fairness and the Absence of Overreaching

The Section 17 Applicants maintain that the terms of the proposed In-Kind Transactions, including the consideration to be paid by each Existing Portfolio and received by each Replacement Portfolio involved, are reasonable, fair and do not involve overreaching principally because the transactions will conform with all but one of the conditions enumerated in Rule 17a-7 under the 1940 Act and the transactions will not adversely affect or dilute the interests of Contract owners. The proposed transactions will take place at relative net asset value in conformity with the requirements of Section 22(c) of the 1940 Act and Rule 22c-1 thereunder without the imposition of any transfer or similar charges. The In-Kind Transactions will be effected without change in the amount or value of any Contract held by the affected Contract owners.

In addition, although the Section 17 Applicants may not rely on Rule 17a-7, they will carry out the In-Kind Transactions in compliance with the conditions of Rule 17a-7, which outline the type of safeguards that parties to such transactions should implement to ensure that the terms of a transaction involving a registered investment company and an affiliated person thereof are fair and reasonable and that the transaction does not involve overreaching on the part of any person involved in the transaction.

When the Commission first proposed,16 and then adopted,17 Rule 17a-7, it noted that the purpose of the rule was to eliminate the filing and processing of applications “in circumstances where there appears to be no likelihood that the statutory finding for a specific exemption under Section 17(b) could not be made” by establishing “conditions as to the availability of the exemption to those situations where the Commission, upon the basis of its experience, considers that there is no likelihood of overreaching of the investment companies participating in the transaction.” When the Commission amended Rule 17a-7 in 1981 to cover transactions involving non-investment company affiliates, it indicated that such transactions could be reasonable and fair and not involve overreaching if appropriate conditions were imposed on the transaction.18

The Section 17 Applicants respectfully submit that because the proposed In-Kind Transactions would comply in substance with the principal conditions of Rule 17a-7, the Commission should consider the extent to which the In-Kind Transactions would meet these or other similar conditions and issue an order if such conditions would provide the substance of the protections embodied in Rule 17a-7. The Section 17 Applicants will carry out the proposed In-Kind Transactions in conformity with all of the conditions of Rule 17a-7, except that the consideration paid for the securities being purchased or sold may not be entirely cash.

The board of trustees of the Trusts has adopted procedures, as required by paragraph (e)(1) of Rule 17a-7, pursuant to which each series of the Trusts may purchase and sell securities to and from their affiliates. The Section 17 Applicants will carry out the proposed In-Kind Transactions in conformity with all of the conditions of Rule 17a-7 and each series’ procedures thereunder, except that the consideration paid for the securities being purchased or sold may not be entirely cash. Nevertheless, the circumstances surrounding the proposed Substitutions will be such as to offer the same degree of protection to each Replacement Portfolio from overreaching that Rule 17a-7 provides to them generally in connection with their purchase and sale of securities under Rule 17a-7 in the ordinary course of their business. In particular, MML Bay State, the Separate Accounts, or any of their affiliates, cannot effect the proposed transactions at a price that is disadvantageous to any Contract owners. Although the transactions may not be entirely for cash, each will be effected based upon (1) the independent current market price of the portfolio securities valued as specified in paragraph(b) of Rule 17a-7, and (2) the net asset value per share of each Existing Portfolio and Replacement Portfolio involved valued in accordance with the procedures disclosed in their respective investment company registration statements and as required by Rule 22c-1 under the 1940 Act. No brokerage commission, fee (except for customary transfer fees), or other remuneration will be paid to any party in connection with the proposed In-Kind Transactions.

16 Investment Company Act Release No. 4697 (Sept. 8, 1966).

17 Investment Company Act Release No. 4604 (May 20, 1966).

18 Investment Company Act Release No. 11136 (Apr. 21, 1980) (proposing release).

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2.	Consistency with the Policy of Each Registered Investment Company Concerned

The sale of shares of each Replacement Portfolio for investment securities, as contemplated by the proposed In-Kind Transactions, is consistent with the investment policies and restrictions of the Section 17 Applicants and the Replacement Portfolio because (i) the shares are sold at their net asset value, and (ii) the portfolio securities are of the type and quality that the Replacement Portfolios could each have acquired with the proceeds from share sales had the shares been sold for cash. To assure that the second of these conditions is met, the investment adviser and sub-adviser for each respective Replacement Portfolio will examine the portfolio securities being offered to such Replacement Portfolio and accept only those securities as consideration for shares that are of the type and quality it could have acquired for each such Replacement Portfolio in a cash transaction.

3.	Consistency with the General Purposes of the 1940 Act

The proposed In-Kind Transactions, as described herein, are consistent with the general purposes of the 1940 Act as stated in the “Findings and Declaration of Policy” in Section 1 of the 1940 Act. The proposed transactions do not present any of the conditions or abuses that the 1940 Act was designed to prevent. In particular, Sections 1(b)(2) and (3) of the 1940 Act state, among other things, that the national public interest and the interest of investors are adversely affected when:

[I]nvestment companies are organized, operated, managed, or their portfolio securities are selected in the interest of directors, officers, investment advisers, depositors, or other affiliated persons thereof, or in the interests of other investment companies or persons engaged in other lines of business, rather than in the interest of all classes of such companies’ security holders; when investment companies issue securities containing inequitable or discriminatory provisions, or fail to protect the preferences and privileges of the holders of their outstanding securities.

For all the reasons stated in this Amended and Restated Application, the abuses described in Sections 1(b)(2) and (3) of the 1940 Act will not occur in connection with the proposed In-Kind Transactions.

The Commission has previously granted exemptions from Section 17(a) in circumstances substantially similar in all material respects to those presented in this Amended and Restated Application to applicants affiliated with an open-end management investment company that proposed to purchase shares issued by the company with investment securities of the type that the company might otherwise have purchased in the ordinary course of business.19 In those instances, the Commission has issued orders pursuant to Section 17(b) of the 1940 Act where the expense of liquidating such investment securities and using the cash proceeds to purchase shares of the investment company would have reduced the value of investors’ ultimate investment in such shares.

C.	Request for an Order Pursuant to Section 17(b)

The Section 17 Applicants request that the Commission issue an order pursuant to Section 17(b) of the 1940 Act exempting MML Bay State, the Separate Accounts, and the Trusts from the provisions of Section 17(a) of the 1940 Act to the extent necessary to permit MML Bay State on behalf of the Separate Accounts to carry out, as part of the Substitutions, the In-Kind Transactions of the Replacement Portfolios, which may be deemed to be prohibited by Section 17(a) of the 1940 Act.

The Section 17 Applicants represent that the proposed In-Kind Transactions meet all of the requirements of Section 17(b) of the 1940 Act and that an exemption should be granted, to the extent necessary, from the provisions of Section 17(a).

VII.	APPLICANTS’ CONDITIONS

The Section 26 Applicants agree that any order granting the requested relief will be subject to the following conditions.

1.	The Substitutions will not be effected unless MML Bay State determines that: (i) the Contracts allow the substitution of shares of registered open-end investment companies in the manner contemplated by this Amended and Restated Application; (ii) the Substitutions can be consummated as described in this Amended and Restated Application under applicable insurance laws; and (iii) any regulatory requirements in each jurisdiction where the Contracts are qualified for sale have been complied with to the extent necessary to complete the Substitutions.

19 See, e.g., The Ohio National Life Insurance Company, et. al., Rel. No. IC-34264 (May 1, 2021) (Order), File No. 812-15101; Brighthouse Life Insurance Company, et. al., Rel. No. IC-34239 (Mar. 30, 2021) (Order), File No. 812-14140; Allianz Life Insurance Company of North America, et. al., Rel. No. IC-34129 (Dec. 4, 2020) (Order), File No. 812-14722; The Guardian Insurance & Annuity Company, Inc., et. al., Rel. No. IC-33594 (Aug. 20, 2019) (Order), File No. 812-14911; AXA Equitable Life Insurance Company, et. al., Rel. No. IC-33224 (Sept. 11, 2018) (Order), File No. 812-14831; and Commonwealth Annuity and Life Insurance Company et al. Rel. No. IC-32644 (May 23, 2017) (Order), File No. 812-14646.

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2.	MML Bay State or an affiliate thereof (other than the Trusts) will pay all expenses and transaction costs of the Substitutions, including legal and accounting expenses, any applicable brokerage expenses and other fees and expenses. No fees or charges will be assessed to the affected Contract owners to effect the Substitutions. The proposed Substitutions will not cause the fees and charges under the Contracts currently being paid by Contract owners to be greater after the proposed Substitution than before the proposed Substitution.

3.	The Substitutions will be effected at the relative net asset values of the respective shares of the Replacement Portfolios in conformity with Section 22(c) of the 1940 Act and Rule 22c-1 thereunder without the imposition of any transfer or similar charges by the Section 26 Applicants. The Substitutions will be effected without change in the amount or value of any Contracts held by affected Contract owners.

4.	The Substitutions will in no way alter the tax treatment of affected Contract owners in connection with their Contracts, and no tax liability will arise for Contract owners as a result of the Substitutions.

5.	The obligations of the Section 26 Applicants and the rights of the affected Contract owners under the Contracts will not be altered in any way.

6.	Affected Contract owners will be permitted to transfer Contract value from the subaccount investing in the Existing Portfolio (before the Substitution Date) or the Replacement Portfolio (after the Substitution Date) to any other available investment option under the Contract without charge for a period beginning at least 30 days before the Substitution Date through at least 30 days following the Substitution Date. Except as described in any market timing/short-term trading provisions of the relevant prospectus, the Section 26 Applicants will not exercise any rights reserved under the Contracts to impose restrictions on transfers between the subaccounts under the Contracts, including limitations on the future number of transfers, for a period beginning at least 30 days before the Substitution Date through at least 30 days following the Substitution Date.

7.	All affected Contract owners will be notified via the Pre-Substitution Notice, at least 30 days before the Substitution Date, about: (i) the intended Substitution of Existing Portfolios with the Replacement Portfolios; (ii) the intended Substitution Date; and (iii) information with respect to transfers as set forth in Condition 7 above. In addition, the Section 26 Applicants will also deliver to affected Contract owners, at least 30 days before the Substitution Date, a prospectus for each applicable Replacement Portfolio.

8.	The Section 26 Applicants will deliver to each affected Contract owner within five business days of the Substitution Date a written confirmation which will include: (i) a confirmation that the Substitutions were carried out as previously notified; (ii) a restatement of the information set forth in the Pre-Substitution Notice; and (iii) values of the Contract owner’s positions in the Existing Portfolio before the Substitution and the Replacement Portfolio after the Substitution.

9.	MML Bay State will cause MML Advisers, as the investment adviser of each Replacement Portfolio, to enter into a written contract with the Replacement Portfolio whereby, for a period of two years following the Substitution Date, the net annual operating expenses of the Replacement Portfolio will not exceed, on an annualized basis, the net annual operating expenses of any corresponding Existing Portfolio for the last fiscal year preceding the date of this Amended and Restated Application. MML Advisers or an affiliate thereof (other than the Trusts) will reimburse expenses to the extent necessary under each written agreement on the last business day of each month.

VIII.	PROCEDURAL MATTERS

Each Applicant represents that the applicable resolutions authorizing the signing and filing of the Application, as originally filed on June 24, 2025 (Accession No. 0001133228-25-006594), are applicable to the persons signing this Amended and Restated Application and such authorizations, attached as Exhibit A to the Application, still remain in effect and are hereby incorporated by reference into this Amended and Restated Application. The verifications required by Rule 0-2(d) with respect to the filing of this Amended and Restated Application are attached hereto as Exhibit A.

Pursuant to Rule 0-2(f) under the 1940 Act, Applicants state that written or oral communications regarding this Amended and Restated Application should be directed to the individuals and addresses specified on the cover of this Amended and Restated Application.

The Applicants request that the Commission issue an order without a hearing pursuant to Rule 0-5 under the 1940 Act.

IX.	CONCLUSION

For the foregoing reasons, the Section 26 Applicants submit that the proposed Substitutions meet the standards of Section 26(c) of the 1940 Act and the Section 17 Applicants submit that the proposed In-Kind Transactions meet the standards of Section 17(b) of the 1940 Act. As such, the Section 26 Applicants and the Section 17 Applicants respectfully request that the Commission issue an order of approval pursuant to Section 26(c) of the 1940 Act and exemption pursuant to Section 17(b) of the 1940 Act, respectively, and that such order be made effective as soon as possible.

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SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, as amended, MML Bay State Life Insurance Company has authorized this Amended and Restated Application to be duly signed on its behalf and on behalf of its Separate Accounts, in the Commonwealth of Massachusetts on the 14th day of November, 2025.

MML Bay State Life Insurance Company

MML Bay State Variable Life Separate Account I

MML Bay State Variable Annuity Separate Account 1

By:	/s/ Douglas Steele
Douglas Steele
Vice President

Pursuant to the requirements of the Investment Company Act of 1940, as amended, MML Series Investment Fund has authorized this Amended and Restated Application to be duly signed on its behalf, in the Commonwealth of Massachusetts on the 14th day of November, 2025.

MML Series Investment Fund

By:	/s/ Douglas Steele
Douglas Steele President

Pursuant to the requirements of the Investment Company Act of 1940, as amended, MML Series Investment Fund II has authorized this Amended and Restated Application to be duly signed on its behalf, in the Commonwealth of Massachusetts on the 14th day of November, 2025.

MML Series Investment Fund II

By:	/s/ Douglas Steele
Douglas Steele
President
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EXHIBIT INDEX

Exhibit	Description
A	Verifications of MML Bay State Life Insurance Company and its Separate Accounts, MML Series Investment Fund, and MML Series Investment Fund II